FINANCIAL REPORT

FOR THE FOURTH QUARTER

AND YEAR ENDED MARCH 31, 2007

03	1. Highlights

06	2. Introduction

06	3. About CAE

06	3.1 Who we are

07	3.2 Our vision

07	3.3 Our strategy and key performance drivers

10	3.4 Capability to execute strategy and deliver results

10	3.5 Our operations

13	3.6 Foreign exchange

14	3.7 Non-GAAPand other financial measures

15	4. Consolidated results

16	4.1 Results of our operations – fourth quarter of fiscal 2007

17	4.2 Results of our operations – fiscal 2007

18	4.3 Results of our operations – fiscal 2006 vs fiscal 2005

19	4.4 Earnings excluding non-recurring items

21	4.5 Government cost-sharing

22	4.6 Consolidated orders and backlog

22	5. Results by segment

23	5.1 Civil segments

26	5.2 Military segments

28	6. Consolidated cash movements and liquidity

28	6.1 Consolidated cash movements

29	6.2 Sources of liquidity

29	6.3 Contractual obligations

30	7. Consolidated financial position

30	7.1 Consolidated capital employed

31	7.2 Variable interest entities

32	7.3 Off balance sheet arrangements

33	7.4 Financial instruments

33	8. Acquisitions, business combinations and divestitures

33	8.1 Acquisitions and joint ventures

35	8.2 Discontinued operations and assets held for sale

36	9. Business risk and uncertainty

39	10. Changes in accounting standards

39	10.1 Significant changes in accounting standards – fiscal 2005 to 2007

40	10.2 Future changes in accounting standards

41	10.3 Critical accounting estimates

44	11. Subsequent events

45	12. Controls and procedures

45	12.1 Evaluation of disclosure controls and procedures

45	12.2 Internal control over financial reporting

45	13. Oversight role of Audit Committee and Board of Directors

45	14. Additional information

45	15. Selected financial information

2 | CAE 2007 Q4 REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 31, 2007, for the fourth quarter and the year ended March 31, 2007

1. HIGHLIGHTS

FINANCIAL

FOURTH QUARTER OF FISCAL 2007

Higher revenue over last quarter and year over year

  Consolidated revenue was $337.3 million this quarter, $6.1 million higher than last quarter and $53.0 million higher than the same quarter last year.

Higher earnings, net earnings and earnings per share year over year

  Earnings from continuing operations were $35.1 million (or $0.14 per share) this quarter, compared to $29.7 million (or $0.12 per share) last quarter, and $14.6 million (or $0.06 per share) in the fourth quarter of last year.
  These numbers excluding non-recurring items1 were $35.1 million (or $0.14 per share) this quarter, $32.0 million (or $0.13 per share) last quarter and $23.0 million (or $0.09 per share) in the fourth quarter of last year.

Positive free cash flow2 at $52.8 million

  Net cash from continuing operations was $92.2 million this quarter, compared to $76.0 million last quarter and $67.5 million in the fourth quarter of last year.
  Capital expenditures were $33.8 million this quarter, compared to $42.7 million last quarter and $42.3 million in the fourth quarter of last year.

FISCAL 2007

Higher revenue year over year

• Consolidated revenue was $1,250.7 million this year, $143.5 million or 13% higher than last year.

Higher earnings, net earnings and earnings per share

  Earnings from continuing operations were $129.1 million (or $0.51 per share) this year, compared to $69.6 million (or $0.28 per share) last year.
  These numbers, excluding non-recurring items, were $129.3 million (or $0.51 per share) this year, compared to $85.5 million (or $0.35 per share) last year.

Positive free cash flow at $93.6 million

  Net cash from continuing operations was $239.3 million this year, compared to $225.9 million last year.
  Capital expenditures were $158.1 million this year, compared to $130.1 million last year.

Capital employed3 is higher in support of growth initiatives

  Capital employed increased by 12% or $100.5 million this year, ending at $962.9 million.
  Non-cash working capital4 decreased by $37.4 million in fiscal 2007, ending at negative $111.9 million.
  Net debt5decreased by $57.2 million this year, ending at $133.0 million.

ORDERS

  Total order intake was $1,455.2 million, up 17% over last year.
  Total backlog6was $2,774.6 million as at March 31, 2007, 13% higher than last year.

Civil segments

Simulation Products/Civil won over $400 million of orders including 34 full-flight simulators (FFSs)

A320 FFSs

  One to Air Deccan
  One to Clark Institute
  Three to Flight Simulation Company
  One to Lufthansa Flight Training
  One to Shanghai Eastern Flight Training

1Non-G AAP measure (see Section 3.7) .
2Non-G AAP measure (see Section 3.7) .
3Non-G AAP measure (see Section 3.7) .
4Non-G AAP measure (see Section 3.7) .
5Non-G AAP measure (see Section 3.7) .
6Non-G AAP measure (see Section 3.7) .

CAE 2007 Q4 REPORT | 3

A320 FFS-5200
• One to Lufthansa

A330/340 FFSs

  One to Jet Airways
  One to Air China

B737 FFSs

  Four to Flight Simulation Company
  One to KLM
  One to Ryanair
  One to Air China
  One to Continental Airlines

B737 FFS-5200
• Five to Ryanair

B777 FFSs

  One to Air Canada
  One to Cathay Pacific
  One to Jet Airways
  Two to an undisclosed customer

B787 FFSs

  One to China Eastern
  Two to Qantas

Other

  One B747 FFS to United Parcel Service
  One ATR 72-500 FFS to Air Deccan
  One EMB-170 FFS to Flight Training Finance

Training & Services/Civil awarded over $450 million in contracts

  Signed over 50 new business aviation training contracts with many Fortune 1000 companies, government entities and the U.S. Navy.
  Signed over 20 new commercial and regional aviation training contracts with airlines around the world.
  Renewed a number of existing contracts.
  Launched CAE Global Academy, a new training alliance designed to address the global shortage of pilots. CAE Global Academy now has six schools located in Europe, Malaysia, the U.S. and Canada.
  Extended a four-year training contract with Flight Options, valued at approximately $33 million. We will continue to be the exclusive provider of all Flight Options pilot training through 2010.
  Signed a series of contracts valued at more than $10 million for pilot training for new customers at the Dubai training centre.

Military segments

Simulation Products/Military won orders for more than $400 million for new training systems and upgrades

Simulators and upgrades

  Various C130J simulator upgrades for the USAF.
  One AW139 helicopter flight simulator for AgustaWestland.
  Design and development of various upgrades for the German Air Force’s Tornado simulators.
  One EH101 full crew mission simulator (FCMS) for the Italian Navy.
  Design and development of various upgrades for the United States Special Operations’ MH-47 and MH-60 full mission simulators (FMS) under the ASTARS program.
  Design and development of an upgrade to the British Navy’s CAE-built Lynx MK8 full mission simulator.

Trainers and upgrades and training devices

  One C130J fuselage trainer (FuT) for the United States Air Force (USAF).
  Part Task Trainer (PTT) for EADS CASA’s multi-role tanker transport aircraft to be used by the Royal Australian Air Force.
  One MH-60R and one SH-60B tactical operational flight trainer (TOFT) for the U.S. Navy.
  One E-6B operational flight trainer (OFT) to be used by the U.S. Navy.
  36 warrior gunnery turret trainers for the British Army.
  One P-3C operational tactics trainer (OTT) for the German Navy.
  One UH-145 cockpit procedural trainer (CPT) for the United States Army.
  One NH90 virtual maintenance trainer (VMT) for the German Air Force.
  One Lynx crew procedures trainer (LCPT) for the U.K. Royal Navy.

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  A range of upgrades on the CAE-built U.K. Royal Navy’s EH101 Merlin Training System.
  An upgrade to the British Army’s Artillery Fire Control Trainers.
  Design and development of upgrades and new training devices for the U.S. Air Force C-130 Avionics Modernization Program (AMP).
  Design and development of two EC 135 flight training devices (FTDs) for use at Eurocopter training center in Germany and the United States.

Other

  Tornado visual system integration for the German Air Force.
  Design and development of an upgrade for the British Army’s Warrior Operational Platform Vehicle (OPV).

Training & Services/Military awarded contracts for $175 million

  One-year contract to continue providing avionic software upgrades, integrated logistics support and data management services for the Canadian Forces’ CF-18 aircraft.
  Four-and-a-half year contract to provide on-site maintenance and support services for the U.K. Royal Air Forces’ C-130J training systems at RAF Lyneham.
  Maintenance and support services for the U.K. Royal Navy’s EH101 Merlin Training System.
  Logistic support services for the British Army’s warrior gunnery turret trainers.
  Training and maintenance support services for the United States Air Force C-130J, C-130E/H, and Predator Remote Operated Aircraft (ROA) programs.
  Renewal of a yearly maintenance service contract for various German bases.
  Engineering development services to support a range of new homeland security initiatives across Canada.
  Engineering support services for the U.S. Marine Corp’s AV-8B and KC-130 training devices in Cherry Point, North Carolina and Yuma, Arizona.
  Professional engineering and project management services to Canada’s Department of National Defence (DND) under the Technical Investigation and Engineering Services (TIES) program.
  Renewal of a range of support services for all German Armed Forces’ flight simulators, including Eurofighter, Tornado and P-3C Orion training devices, as well as helicopter simulators located at the German Army Aviation School at Bueckeburg.

PRODUCTS

  We launched a breakthrough product, the CAE 5000 Series full-flight simulator. This new product addresses training requirements for high-volume commercial narrow-body aircraft such as the B737 and the A320, as well as the business jet market including the emerging very light jets (VLJs).
  The new CAE 5000 Series is a complementary product between the CAE Simfinity® line of training devices and CAE’s existing, customized Level D simulator, which has also been enhanced and upgraded with the latest technologies and is now called the CAE 7000 Series.

RESTRUCTURING ACTIVITIES ANNOUNCED IN FEBRUARY 2005

We completed the rationalization of our Montreal footprint.

This quarter marked the end of the restructuring activities for TS/C, which included:

relocating a total of 22 FFSs and retiring or selling five FFSs. We relocated or finished relocating 15 FFSs in fiscal 2007 (including seven in the fourth quarter) with one remaining FFS to be relocated in fiscal 2008, the costs of which will be absorbed in our continuing operations results.

closing training centres in six locations. Only the Alcala centre, Maastricht flight school and Dallas facility were closed in fiscal 2007.

streamlining the organization by reducing layers of management.

On March 14, 2007, CAE and Iberia Airlines officially opened the new wing of the CAE Aviation Training Centre in Madrid, giving customers access to 11 full-flight simulators (FFSs).

We implemented the first phase of our new enterprise resource planning (ERP) system this year in seven of the countries where TS/C operates training centres.

We introduced a number of operational initiatives to improve our processes and increase operational efficiencies as part of TS/C’s Six Sigma initiative.

ACQUISITIONS AND JOINT VENTURES

  Acquired KESEM International Pty Ltd., an Australian simulation and modelling company, on December 22, 2006.
  Formalized the Emirates-CAE Flight Training Center (ECFT) by creating a joint venture company.
  Announced our intention in February 2007 to acquire all of the issued and outstanding shares of Engenuity Technologies Inc. (Engenuity). Following a special meeting of Engenuity shareholders on May 25, 2007, Engenuity merged with CAE’s subsidiary 4341392 Canada Inc.
  Signed an agreement in April (after the end of the fiscal 2007) with Parallax Capital Partners, LLC and others to acquire MultiGen-Paradigm Inc. The acquisition was completed in May 2007.

CAE 2007 Q4 REPORT | 5

2. INTRODUCTION

In this report, we, us, our, CAEand companyrefer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

  This yearand 2007mean the fiscal year ending March 31, 2007.
  Last year, prior yearand a year agomean the fiscal year ended March 31, 2006.
  Dollar amounts are in Canadian dollars.

This report was prepared as of May 31, 2007, and includes our management’s discussion and analysis (MD&A), financial statements and notes for the year and the three-month period ended March 31, 2007. We have written it to help you understand our business, performance and financial condition for fiscal 2007.

The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

  Our vision, our strategy and key performance drivers
  Business risk and uncertainty
  Foreign exchange
  Financial measures
  Acquisitions, business combinations and divestitures
  Controls and procedures
  The oversight role of the Audit Committee and Board of Directors.

Except as otherwise indicated, all financial information has been reported according to Canadian generally accepted accounting principles (GAAP).

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in this annual report for the year ended March 31, 2007.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or
  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our markets, future financial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, shouldand similar expressions.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties associated with our business in

Business risk and uncertaintyin this MD&A.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

3.	ABOUT CAE

3.1	WHO WE ARE

CAE is a world leader in providing simulation and modelling technologies and integrated training services to the civil aviation industry and defence forces around the globe.

We design, manufacture and supply simulation equipment and provide training and services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations, and a global network of training centres for pilots, and in some instances, cabin crew and maintenance workers.

Our full-flight simulators (FFSs) replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

Founded in 1947 and headquartered in Montreal, CAE has built an excellent reputation and long-standing customer relationships based on 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. More than 5,000 employees work in production and training facilities in 19 countries around the world. Approximately 90% of CAE’s annual revenues come from worldwide exports and international activities.

6 | CAE 2007 Q4 REPORT

CAE’s common shares are listed on the following exchanges:

  Toronto Stock Exchange, under the symbol CAE.
  New York Stock Exchange, under the symbol CGT.

3.2 OUR VISION

Our vision is to be a world leader in modelling, simulation and technical training to enhance safety and to lower risk and costs in complex environments.

We are ranked number one or two in most of our core businesses, but competition is intense and maintaining our technological leadership and cost effectiveness is key to continued success. We have been successful at changing the way we do business, strengthening our financial position and building a solid foundation for creating shareholder value in the future.

Our focus continues to be to position CAE for growth and to move ahead in achieving our vision.

3.3 OUR STRATEGY AND KEY PERFORMANCE DRIVERS

Our strategy

We have transformed ourselves over the past few years, evolving from a supplier of equipment to a provider of integrated training solutions. When our President and Chief Executive Officer joined CAE in August 2004, he launched an in-depth strategic review of our markets, customers and other stakeholders as well as our own internal resources and capabilities.

As a result, we refined our strategic direction by focusing on a wide range of simulation and training products and services for two core markets – civil and military – and selling the Marine Controls division. We also focused on achieving operational synergies, protecting our technological leadership and restoring financial health to ensure our stability and long-term growth.

To achieve this, our 2007 priorities included:

  Complete the remaining elements of our restructuring plan.
  Continue to strengthen relationships with customers and original equipment manufacturers.
  Continue to improve our financial performance.
  Continue to re-engage our employees around the world.
  Maintain our technological leadership.
  Target growth in our core markets.

Complete the remaining elements of our restructuring plan

In February 2005, we announced a formal restructuring plan to achieve our strategy, to leverage our core capabilities and to institute a platform for sustainable, profitable business.

The plan focused on six key areas:

  Consolidating development and production activities such as engineering, program management and global procurement functions which existed in various business units and resulted in duplication of effort.
  Improving initiatives to standardize processes and focus the manufacturing process around our products.
  Rationalizing the civil training centre footprint by consolidating training centres to eliminate duplication and relocate a number of FFSs to maximize yield.
  Optimizing the work force, streamlining the management structure and re-engaging employees.
  Implementing an enterprise resource planning (ERP) system to improve transparency, accountability and information flow.
  Introducing other measures to improve the nature and focus of our operations.

We spent the last two years implementing this plan. While some activities started towards the end of fiscal 2005, fiscal 2006 was a transition year as we revised our business processes and cost structure.

We completed the final elements of the restructuring plan in fiscal 2007 by:

  Reviewing our product and services portfolio to deliver solutions to better meet customers’ needs.
  Developing innovative processes that expand our capabilities and technology into new markets.
  Re-engineering business processes related to the implementation of the ERP system.
  Relocating a total of 15 FFSs.
  Closing three locations.
  Implementing an ERP system in seven of the countries where TS/C operates.

Continue to strengthen relationships with customers and original equipment manufacturers

Paramount to CAE’s success is ensuring that we develop products and services that help ensure the success and satisfaction of our customers. CAE is focused on listening closely to customers so we can develop innovative solutions designed to enhance safety and efficiency. CAE has established a Customer Advisory Board C AB) and Technical Advisory Board (TAB) specifically to solicit candid feedback and input from our customer base. The CAB and TAB help shape CAE’s product and service offerings, and provide valuable insight for future technology developments. For example, both the CAB and TAB had significant input on the development of the new CAE 5000 Series full-flight simulator.

CAE 2007 Q4 REPORT | 7

Also, one of our strategic priorities is to develop a competitive training service that is cost effective and increases revenue per simulator and the proportion of training services (wet training) versus selling leased time on training devices (dry training) in our global network of training centres.

We are pursuing a number of initiatives to help meet the growing demand for trained pilots including:

  Pilot provisioning, our turnkey service that includes recruiting, screening, selection and training to convert experienced pilots
  CAE Global Academy, our new training alliance for pilot candidates launched in the second quarter. We signed a total of six schools during fiscal 2007, and we can now train over 1,000 cadets per year.

This year we announced a training joint venture with Embraer for crews of the new Phenom 100 Very Light Jet (VLJ) and Phenom 300 Light Jet (LJ).

We are continuing to strengthen relationships and partnerships with original equipment manufacturers. For example, EADS CASA selected CAE as its preferred training systems provider for the C-295 aircraft, and we are currently developing C-295 simulators for the EADS CASA training centre in Spain and the Brazilian Air Force. We are also working with EADS CASA to support other C-295 aircraft programs around the world. Boeing selected CAE to provide the training systems for the U.S. Air Force’s C-130 Avionics Modernization Program, and Boeing also recognized CAE with its Outstanding Supplier Award for outstanding responsiveness and support during development of new business opportunities.

Continue to improve our financial performance

We are showing earnings growth, positive steady free cashflow and reduction in net debt. We also reduced the manufacturing costs for simulation equipment we sell to third parties and install in our global network of training centres.

We also reduced the cycle time for manufacturing and producing products in modules to help lower costs.

Continue to re-engage our employees around the world

We benefit from an employee base that is diversified, well educated and experienced. We must also have an employee base that is highly engaged. Our commitment to communicate clearly and on a timely basis and to share ideas across levels and functions is critical to this effort.

We have a number of initiatives in place to foster employee engagement around the world, including our Employee engagement survey, forums with the CEO and Group Presidents, focus groups and our new employee recognition program, which was initially piloted among 1,200 engineers and scientists in our Montreal office.

Our 2007 Employee engagement survey revealed that almost 90% of our employees believe in the value of our products and services. We had a 30% improvement from our 2005 survey, and our results were higher than average for global companies.

Maintain our technological leadership

We continue to invest in new and innovative technologies. Project Phoenix is the $630 million R&D initiative we launched in fiscal 2006 to improve leading-edge technologies and develop new applications that reinforce our industry position as a world leader in simulation, modelling and services.

We consulted with customers to develop innovative products and service solutions that enhance their operational efficiencies and mitigate operational risks.

We made key acquisitions, expanding our modelling and simulation capabilities and R&D efforts in key markets:

Fiscal 2007
• KESEM International Pty Ltd. (KESEM).

Early fiscal 2008

  Engenuity Technologies.
  MultiGen-Paradigm, Inc.

We also launched the CAE 5000 Series full-flight simulator, a breakthrough product designed to meet training requirements for high-volume commercial narrow-body aircraft, such as the B737 and the A320, and the emerging VLJs in the business jet market. The 5000 Series expands our portfolio of simulation and training solutions, which is already the most comprehensive offering in the industry. We developed the new simulator based on input from customers, our technical advisory boards, our own training instructors and strong and effective coordination with regulatory agencies worldwide.

8 | CAE 2007 Q4 REPORT

Target growth in our core markets

There are four elements to our growth initiatives:

  Focusing our civil business on high growth markets such as Asia and the Middle East.
  Increasing the presence of our military segments in the U.S. market.
  Expanding vertically within the aerospace and defence industry into other products and services that require our technological expertise in modelling and simulation.
  Expanding horizontally by leveraging our expertise in modelling and simulation to pursue opportunities in non-traditional areas, such as homeland defence.

We have emerged from our restructuring as a company that is well diversified between products and services and between the civil and military markets. We are now more oriented towards services and technology, and we have a solid financial base and a balanced business. These are key strengths that we plan to sustain and build on as we position ourselves for growth.

Key performance drivers

We have defined 10 key attributes that give us a competitive advantage and drive our performance.

Technological leadership

We pride ourselves on our technological leadership. Pilots around the world view our simulation as the closest thing to the true experience of flight. CAE has consistently led the evolution of flight training and simulation systems technology with a number of industry firsts. We have simulated the entire range of large civil aircraft, a large number of the leading regional and business aircraft and a number of civil helicopters. We are an industry leader in providing simulation and training solutions for fixed-wing transport aircraft and helicopter platforms for the military. We also have extensive knowledge, experience and credibility in designing and developing simulators for prototype aircraft of major aircraft manufacturers.

Product design and reliability

We design our simulators so customers can easily upgrade them, giving them more flexibility and opportunity as products change or new air-worthiness regulations are introduced.

Our simulators are typically rated among the highest in the industry for reliability. This is a key benefit because simulators operate in high-duty cycles of up to 20 hours a day.

Long-term customer relationships

Because of our focus on quality of service and our ability to consistently meet or exceed our customers’ standards, we have had many long-term relationships with major airlines and ministries of defence around the world – some even spanning decades.

Large and diversified fleet of FFSs

We operate a fleet of over 110 FFSs to meet the wide range of operational requirements of our customers. Our fleet includes FFSs for various types of aircraft from major manufacturers including commercial jets, business jets and military helicopters.

Leveraging synergies between our products and services

Our broad array of flight training products allows us to tailor solutions to each customer’s specific requirements, which makes us unique. Our segments work closely together because the sales of training equipment and related services are often part of the same program.

Customer support

We maintain a strong focus on after-sales support, which is often critical in winning additional sales contracts.

Global coverage

We have operations in 19 countries on five continents. This broad geographic coverage allows us to respond quickly and cost effectively to customer needs and new business opportunities while respecting the regulations and customs of the local market.

Training methodology

We revolutionized the way aviation training is performed when we introduced our Simfinity®-based training solutions and courseware. We achieved wide distribution by installing the high-fidelity simulation software in our FFSs and leveraging this into training devices and solutions that are used throughout the training cycle. This effectively brings the virtual aircraft cockpit into the classroom at the earliest stages of ground school training, making it a more effective and efficient training experience overall. Because our Simfinity® devices are part of a suite of fully integrated training solutions, customers can use these devices to perform any updates and upgrades.

CAE 2007 Q4 REPORT | 9

Capacity to control costs

We continue to focus on becoming more efficient while lowering costs. Successfully controlling costs depends on our ability to obtain the data, equipment, consumables and other supplies that are required to carry out our operations at competitive prices. Our Global Strategic Sourcing group is focusing on improving long-term cost control and sourcing strategies with our major suppliers. They are sharing this knowledge globally across our business and implementing best practices in procurement. They are also analyzing costs to source supplies at the lowest cost over the life of a FFS, and this may lead to developing long-term alliances with some of our suppliers to ensure there is always an adequate supply of materials.

Innovation for the future

Innovation has always been at the heart of our business and success over our 60-year history. It is key to helping chart our future success.

A core group of people have been exploring different opportunities to build on our key strengths and tap new, emerging and adjacent markets to invest in during the year.

Opportunities that build on our technology, leverage customer intimacy and capitalize on our knowledge of training and the development of course curriculum are the main focus.

We are also exploring other areas such as medical simulation, transportation and others, where our existing capabilities can help other markets mitigate risks, guide decision-making and create operational efficiencies.

3.4 CAPABILITY TO EXECUTE STRATEGY AND DELIVER RESULTS

Our resources and processes ensure we can carry out our strategy and deliver results. We have two other attributes that are critical to our success:

Our financial position

At March 31, 2007, our net debt was $133.0 million, representing a net debt to market capitalization ratio of less than 5%. With our strong balance sheet, available credit and the cash we are able to generate from operations, we have adequate funding in place or available to sustain our current development projects. See section 7, Consolidated financial position for a more detailed discussion.

A skilled workforce and experienced management team

At the end of fiscal 2007, we had more than 5,000 employees. The skills of our workforce have a significant impact on the efficiency and effectiveness of our operations. While competition for well-trained and skilled employees is high, we have been successful at attracting and retaining people because of our quality reputation as an industry leader and our commitment to providing an engaging and challenging work environment and by offering competitive compensation.

We also have an experienced management team with a proven track record in the aerospace industry. Strong leadership and governance are critical to the successful implementation of our corporate strategy. We are focusing on leadership development of key executives and members of senior management.

3.5 OUR OPERATIONS

CAE serves two markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, helicopter operators, training centres and pilot provisioning.
  The military market includes defence forces worldwide.

We manage our operations and report our results in four segments, one for products and one for services, for each market. Each segment is a significant contributor to our overall results.

CIVIL MARKET

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

Our SP/C segment is the world leader in civil flight simulation. We design and manufacture more civil FFSs and visual systems for major and regional carriers, third-party training centres, and original equipment manufacturers than any other company. We have a wealth of experience in developing prototype simulators for new types of aircraft, including over 20 models in the past and, more recently, the Airbus A380 and Dassault 7X. We also offer a full range of support services including sales of spare parts, simulator updates and simulator relocations.

Training & Services/Civil (TS/C)

Provides business and commercial aviation training for all flight and ground personnel and all associated services

Our TS/C segment is the second largest provider of civil aviation training services in the world, and serves all sectors of the market including general aviation, regional airlines, commercial airlines and business aviation. We also offer a full range of support services, such as training centre management, simulator maintenance services, spare parts and inventory management, curriculum development and consulting services. We have achieved our leading position through acquisitions, joint ventures and by building

10 | CAE 2007 Q4 REPORT

new facilities. We currently have more than 110 FFSs installed in 24 training centres around the world. We intend to increase the number of RSEUs in our network to maintain our position and address new market opportunities. We are developing our training network to meet the long-term, steady stream of recurring training needs so we rely less on new aircraft deliveries to drive revenue.

Market trends and outlook

We continue to have a positive outlook for the civil market because of the following trends:

  Positive economic indicators
  Continued growth in revenue per passenger kilometre
  Strong aircraft orders and new platforms
  Growing demand for trained pilots.

Positive economic indicators

GDP and growth in corporate profits driving business aviation market

Business aviation is experiencing a strong and growing training market because fleets are active, projections for business jet deliveries are high and new operators are entering the market. We expect the development of the very light jet (VLJ) and light jet (LJ) segments to lead to opportunities for training and other services in the future.

New and emerging markets

Emerging markets such as Asia-Pacific, the Indian sub-continent and the Middle East continue to experience high growth in air traffic, strong economic growth and an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the demand for FFSs and training centres.

Continued growth in revenue per passenger kilometre

Steady growth in air travel

We anticipate the long-term, steady growth in passenger traffic that recently recommenced and to continue for the foreseeable future. We expect this to be slightly above the average annual growth from 1995 to 2005 of 5.2% . This is barring any major developments such as excessive fuel prices, regional political instability, acts of terrorism, pandemics or other world events.

Continued growth of low-cost airlines

The growth of low-cost airlines continues to be a major factor driving activity in the civil aviation market, and the demand for simulation products and training services. In 2006, low-cost airlines represented more than 27% of capacity in the U.S., and more than 24% in Europe. These percentages are expected to grow as low-cost airlines expand their fleets. In the Asia-Pacific region, low-cost airlines represented just 9% of capacity in 2006, but this represents a jump of over 55% from 2005. CAE clients such as Ryanair and IndiGo are representative of low-cost carriers expanding their fleets and capacity, thus spurring increasing demand for pilot training equipment and services.

Slower activity in mature markets

High fuel costs and intense domestic competition are affecting the performance of many commercial airlines in mature markets such as North America. The North American market has started to show two key signs of recovery:

  Some legacy carriers have emerged from Chapter 11 and returned to profitability
  Some airlines have made initial orders to replace their fleets, and we expect this trend to continue for the next few years.

Strong aircraft orders and new platforms

New aircraft platforms

Original equipment manufacturers are introducing new platforms, which will drive worldwide demand for simulators and training. The Boeing 787, Boeing 747-8, Airbus A350XWB, Embraer 190, Embraer Phenom 100 and 300 and the Eclipse 500 VLJs are some recent examples.

New platforms will drive the demand for new kinds of simulators. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities.

Strong aircraft orders

In calendar 2006, Boeing received a total of 1,044 orders for new aircraft and Airbus received 824 orders. Their strong delivery forecast and increased production of narrow body models are expected to help generate opportunities for our full portfolio of training products and services. It is important to note that deliveries of new model aircrafts are susceptible to delays of program launches, which may affect our deliveries.

CAE 2007 Q4 REPORT | 11

Growing demand for trained pilots
Worldwide demand is increasing

Growth in the civil aviation market is continuing to drive the demand for pilots worldwide, which is creating a shortage of qualified pilots. The shortage is even more pronounced because of aging demographics and fewer military pilots transferring to civil airlines. Emerging markets like India and China are experiencing this even more severely because air traffic is growing more quickly there than in developed countries, and there is less infrastructure to meet the current and projected demand for pilots.

This creates opportunities for pilot provisioning, our turnkey service that includes recruiting, screening, selection and training. It is also prompting us to seek out partners to develop a global pipeline for developing and supplying pilots to meet market demand. On July 19, 2006, we launched CAE Global Academy, a new training alliance designed to address the global shortage of pilots. We signed agreements with three Flight Training Organizations (FTOs) this year and added three more FTO members to the CAE Global Academy in April 2007.

New pilot certification process requires simulation-based training

The aviation industry is expected to adopt another certification process for training pilots in 2007. The International Civil Aviation Organization (ICAO) multi-crew pilot licence (MPL) requires more simulation-based training, which we expect to be positive for our business.

MILITARY MARKET

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment and training systems for a variety of military aircraft, including fighter jets, helicopters and maritime patrol and transport aircraft. We have designed the broadest range of military helicopter simulators in the world. Our military simulators provide high-fidelity combat environments that include interactive enemy and friendly forces, as well as weapons and military sensors. We have delivered simulation products and training systems to the military forces of more than 35 countries, including all of the US services. We have also developed more training systems for the C-130 Hercules than any other company.

Training & Services/Military (TS/M)

Supplies turnkey training and operations solutions, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides contractor logistics support, maintenance services and simulator training at over 60 sites around the world. It also provides a variety of modelling and simulation-based services.

Market trends and outlook

While we expect defence budgets around the world to continue to grow modestly by 2 to 3% a year, we believe that our share of that spending will increase for the following reasons:

  Demand for our type of products and services is growing
  The nature of warfare is changing.

Demand for our type of products and services is growing

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the military market to strengthen relationships and position ourselves for future opportunities. Original equipment manufacturers are introducing new platforms that will drive worldwide demand for simulators and training. For example, NH Industries is starting to deliver the NH90 helicopter, and EADS CASA is aggressively marketing the C-295 transport worldwide, all of which fuel the demand for new types of simulators.

Trend towards outsourcing

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost-effectively.

For example, we won a new contract this year with the United States Marine Corps to provide engineering support services for the AV-8B and KC-130 training systems.

Greater use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft, and lowers risk compared to operating actual weapon systems platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk.

12 | CAE 2007 Q4 REPORT

Extension and upgrade of existing weapon systems platforms

Original equipment manufacturers are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards. For example, we won a contract in fiscal 2007 to upgrade the Royal Navy’s EH101 Merlin Training System for their maritime patrol helicopters as part of the Merlin Capability Sustainment Programme.

The nature of warfare is changing
Demand for networking

The nature of warfare is changing. Allies are co-operating and creating joint and coalition forces, which is driving the demand for joint and networked training and operations. For example, we received a contract this year to design and manufacture MH-60R tactical operational flight trainers for the U.S. Navy. These devices can be networked to train both flight and rear crews, and support the U.S. Navy’s Simulator Master Plan to allow for networked training for their range of platforms.

Growing acceptance of synthetic training

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, we are currently fulfilling a contract with the United States Army to deliver a Synthetic Environment Core (SE-Core) Database Virtual Environment Development (DVED).

3.6 FOREIGN EXCHANGE

We believe that disclosing the impact of foreign exchange on our results is useful supplemental information because it allows you to compare performance before the effect of foreign exchange, which can have a significant impact on our operations and financial results.

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by GAAP.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies. The variation in rates lowered this year’s earnings from continuing operations (after tax) by approximately $2.4 million compared to fiscal 2006, and partly offset our operational improvements.

We used the foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of the last two fiscal years:

			Increase
	2007	2006	(Decrease)

U.S. dollar (US$ or USD)	1.1529	1.1671	(1%)
Euro (€)	1.5418	1.4169	9%
British pound (£ or GBP)	2.2697	2.0299	12%

We used the average foreign exchange rates below to value our revenues and expenses:

			Increase
	2007	2006	(Decrease)

U.S. dollar (US$ or USD)	1.1385	1.1938	(5%)
Euro (€)	1.4598	1.4553	–
British pound (£ or GBP)	2.1550	2.1341	1%

Three areas of our business are affected by changes in foreign exchange rates:

  Our networks of civil and military training centres
  Most of each network’s revenue and costs are in the local currency. Changes in the value of the local currency relative to theCanadian dollar therefore have an impact on a network’s net profitability and net investment. Under GAAP, gains or losses in thenet investment in a self-sustaining subsidiary that result from changes in foreign exchange rates are deferred in the cumulativetranslation adjustment C TA) account, which is part of the shareholders’ equity section of the balance sheet. Any effect of thefluctuation between currencies on the net profitability has an immediate effect on the earnings statement and an impact onyear-to-year and quarter-to-quarter comparisons.
  Our manufacturing operations outside of Canada (Germany, U.S ., U.K. and Australia)
  Most of the revenue and costs in these operations are generated in their local currency except for some data and equipment theybuy in different currencies from time to time. Changes in the value of the local currency relative to the Canadian dollar thereforehave an impact on the operation’s net profitability and net investment when expressed in Canadian dollar.

CAE 2007 Q4 REPORT | 13

• Our manufacturing operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), approximately 85% of our revenue generated from Canada is in foreign currencies (mostly the U.S. dollar and euro), while a significant portion of the expenses is in Canadian dollars.

As a general policy, we hedge the milestone payments in contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. It is impossible, however, to completely offset the effects of changing foreign currency values, leaving some residual exposure that can affect the statement of earnings.

Our manufacturing operations in Canada are exposed to changes in the value of the Canadian dollar over the long term because we do not enter into hedges of expected future revenues until the contracts are signed. When revenue is translated into Canadian dollars, our revenue and margins can fluctuate.

Sensitivity analysis

We conducted a sensitivity analysis to determine the impact of variations in the value of foreign currencies. We evaluated the sources of foreign currency revenues and expenses and determined that our consolidated exposure to foreign currency mainly occurs in two areas:

  Foreign currency revenues and expenses in Canada for the manufacturing business – we hedge these revenues.
  Translation of foreign currency operations of self-sustaining subsidiaries in foreign countries – this has a natural hedge. Our exposure is mainly in our operating profits.

First we calculated the revenue and expenses per currency to determine the operating income in each currency. Then we subtracted the amount of hedged revenues to determine a net exposure by currency. Next we added the net exposure from the self-sustaining subsidiaries to determine the consolidated foreign exchange exposure in different currencies.

Finally, we conducted a sensitivity analysis to determine the impact of a change of one cent in the Canadian dollar against each of the other four currencies. The table below shows the typical impact of this change, after taxes, on our revenue and operating income, as well as our net exposure:

		Operating
Exposure (amounts in millions)	Revenue	income	Hedging	Net exposure

U.S. dollar (US$ or USD)	5.4	1.8	(1.4)	0.4
Euro (€)	1.9	0.3	(0.2)	0.1
British pound (£ or GBP)	0.4	Not material	Not material	Not material
Australian dollar (AUD$ or AUD)	0.3	Not material	Not material	Not material

3.7 NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Backlog is a non-GAAP measure that tells us the expected value of orders we have received but have not yet executed.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order.
  Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized and received funding for it.
  For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.

The book-to-sale ratio is calculated as being total orders divided by total revenue in the period.

Capital employed

Capital employed is a non-GAAP measure we use to monitor how much we are investing in our business. We measure it from two perspectives:

Capital used

  For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and its current portion).
  For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion and other non-operating liabilities).

Sources of capital

We add net debt to total shareholders’ equity to understand where our capital is coming from.

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Maintenance and growth capital expenditure

Maintenance capital expenditure is a non-GAAP measure we use to calculate the capital investment needed to sustain current levels of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the capital investment needed to increase the current level of economic activity.

EBIT

Earnings before interest and taxes E BIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Free cash flow

Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting all capital expenditures (including growth capital expenditures and capitalized costs) and dividends paid, and then adding the proceeds from sale and leaseback arrangements and other asset-specific financing (including non-recourse debt). Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses.

Gross margin

Gross margin is a financial measure equivalent to the segment ope2rating income excluding selling, general and administrative expenses.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have tied up in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held for sale).

Non-recourse financing

Non-recourse financing to CAE is a non-GAAP measure we use to classify debt, when recourse against the debt is limited to the assets, equity interest and undertaking of the subsidiary, and not the parent company.

Non-recurring items

Non-recurring items is a non-GAAP measure we use to identify items that are outside the normal course of business because they are infrequent, unusual and/or do not represent a normal trend of the business. We believe that highlighting significant non-recurring items and providing operating results without them is useful supplemental information that allows for a better analysis of our underlying and ongoing operating performance.

Revenue per simulator

Revenue per simulator is a financial measure we calculate by dividing the revenue of TS/C for the period (on an annualized basis) by the related revenue simulator equivalent unit.

Revenue simulator equivalent unit

Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a RSEU. If a FFS is being powered down and relocated, it will not be included as a RSEU until the FFS is re-installed and available to generate revenue.

Segment operating income

Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance (these items are presented in the reconciliation between total segment operating income and EBIT (see Note 27 to the consolidated financial statement).

4. CONSOLIDATED RESULTS

We have retroactively restated all comparative prior periods to account for a recent change in accounting standards E IC-162:

Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date). This change was required for all companies under Canadian GAAP for interim and annual financial statements ending on or after December 31, 2006.

You will find more details in section 10, Changes in accounting standards.

CAE 2007 Q4 REPORT | 15

4.1 RESULTS OF OUR OPERATIONS – FOURTH QUARTER OF FISCAL 2007
Summary of consolidated results

(amounts in millions, except per share amounts)	Q4-2007	Q3-2007	Q2-2007	Q1-2007	Q4-2006

Revenue	$337.3	$331.2	$280.4	$301.8	$284.3
Earnings before interest and income taxes (EBIT)	53.3	44.2	44.8	47.1	9.1
As a % of revenue	15.8%	13.3%	16.0%	15.6%	3.2%
Interest expense, net	3.5	2.9	1.2	3.0	0.9

Earnings from continuing operations (before taxes)	$49.8	$41.3	$43.6	$44.1	$8.2
Income tax expense (recovery)	14.7	11.6	12.3	11.1	(6.4)

Earnings from continuing operations	$35.1	$29.7	$31.3	$33.0	$14.6
Results from discontinued operations	(0.8)	–	(0.3)	(0.6)	(5.4)

Net earnings	$34.3	$29.7	$31.0	$32.4	$9.2
Basic and diluted EPS from continuing operations	0.14	0.12	0.12	0.13	0.06
Basic and diluted EPS	0.14	0.12	0.12	0.13	0.04

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).
Summary of results excluding non-recurring items

(amounts in millions, except per share amounts)	Q4-2007	Q3-2007	Q2-2007	Q1-2007	Q4-2006

Earnings from continuing operations (before taxes)	$48.7	$44.1	$43.9	$44.4	$31.7
Net earnings from continuing operations	35.1	32.0	31.2	31.0	23.0
Basic and diluted EPS from continuing operations	0.14	0.13	0.12	0.12	0.09

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).

Revenue was 2% higher than last quarter and 19% higher year over year

Revenue was $6.1 million higher than last quarter even though SP/M revenue decreased by $13.0 million or 12%. SP/C increased its revenue by 6%, TS/C by 10% and TS/M by 10% this quarter while the decrease in SP/M’s revenue was mainly because of unusually high activity on some European programs in the third quarter.

All four segments had higher revenue compared to the same period last year:

  SP/C revenue was 25% or $19.6 million higher because of the higher number of new orders.
  SP/M revenue was 19% or $14.7 million higher because of higher activity on some U.S. programs.
  TS/C revenue was 13% or $10.6 million higher because of the strong demand for training.
  TS/M revenue was 17% or $8.1 million higher because of the integration of Kesem and higher revenue from our training centre in Benson, U.K.

You will find more details in Results by segment.

EBIT7 was $9.1 million higher than last quarter and $44.2 million higher year over year

EBIT for this quarter was $53.3 million, or 15.8% of revenue, and $52.2 million, or 15.5% of revenue excluding non-recurring items. This quarter we reversed a net provision of $1.1 million relating to the restructuring plan. You will find more details in

Reconciliation of non-recurring items.

Compared to last quarter, EBIT was up by 21% or $9.1 million. Segment operating income8 for TS/C increased by $7.8 million but was partly offset by a decrease in the other segments. Lower activity related to the restructuring plan increased EBIT by $3.9 million. EBIT last quarter was $47.0 million, or 14.2% of revenue, excluding non-recurring items.

EBIT was up by $44.2 million over last year because of higher segment operating income in all four segments, which increased segment operating income overall by $18.0 million. EBIT was also up because restructuring activity was lower this quarter, compared to the expense of $25.1 million for the same period a year ago.

You will find more details in Reconciliation of non-recurring items and Results by segment.

Net interest expense was $0.6 million higher than last quarter and $2.6 million higher year over year

Net interest expense was 21% higher than last quarter because of slightly higher interest on long-term debt and lower capitalized interest. These were partly offset by higher interest income.

Net interest expense was higher than the same period last year because of:

  Higher interest expense on long-term debt.
  Lower interest revenue mainly because we recognized $2.2 million in revenue in the fourth quarter of fiscal 2006 from the accretion of discounts on notes receivable owed to us by the acquirer of one of our discontinued operations. This was partly offset by higher interest earned on cash on hand this quarter and higher capitalized interest because assets under construction were higher compared to the same period last year.

7Non-G AAP measure (see Section 3.7) .
8Non-G AAP measure (see Section 3.7) .

16 | CAE 2007 Q4 REPORT

Effective income tax rate is 30% this quarter

Income taxes this quarter were $14.7 million, representing an effective tax rate of 30%, compared to 28% for the last quarter and a tax recovery of $6.4 million in the fourth quarter of fiscal 2006.

The recovery in the fourth quarter of last year was mainly attributed to the recognition of $9.0 million of tax assets from the reduction of the valuation allowance on our net operating losses in the U.S. and other recoveries. This recognition was mainly because of the further improvement in profitability of our U.S. operations.

Excluding non-recurring items, income tax expense was:

  $13.6 million for this quarter, representing an effective tax rate of 28%
  $12.1 million for the third quarter, representing an effective tax rate of 27%
  $8.7 million for the fourth quarter last year, representing an effective tax rate of 27%.

You will find more details in Reconciliation of non-recurring items.

Net loss from discontinued operations was $0.8 million higher this quarter and $4.6 million lower year over year

Net loss from discontinued operations this quarter was mainly because of a net loss from Forestry Systems. Consulting and legal fees that were recorded this quarter were partly offset by a net gain from property sold that was classified as assets held for sale. Compared to the same period last year, the net loss from discontinued operations was lower mainly because of our former Cleaning Technologies business for which, in fiscal 2006, we incurred significant costs that were mostly related to the revaluation of a pension liability and a reversal of an unrecognized tax asset.

4.2 RESULTS OF OUR OPERATIONS – FISCAL 2007
Summary of consolidated results

(amounts in millions, except per share amounts)		2007	2006	2005

Revenue		$1,250.7	1,107.2	986.2
Gross margin[9]		$364.4	266.2	217.6
As a % of revenue	%	29.1	24.0	22.1

Earnings (loss) before interest and income taxes (EBIT)		$189.4	104.0	(372.9)
As a % of revenue	%	15.1	9.4	–
Interest expense, net		$10.6	16.2	32.1

Earnings (loss) from continuing operations (before taxes)		$178.8	87.8	(405.0)
Income tax expense (recovery)		$49.7	18.2	(100.6)

Earnings (loss) from continuing operations		$129.1	69.6	(304.4)
Results from discontinued operations		$(1.7)	(6.0)	104.8

Net earnings (loss)		$127.4	63.6	(199.6)
Basic and diluted EPS from continuing operations		$0.51	0.28	(1.23)
Basic EPS		$0.51	0.25	(0.81)
Diluted EPS		$0.50	0.25	(0.81)

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).
Summary of results excluding non-recurring items

(amounts in millions, except per share amounts)		2007	2006	2005

Earnings from continuing operations (before taxes)		$181.1	122.9	65.5
Net earnings from continuing operations		$129.3	85.5	47.2
Basic and diluted EPS from continuing operations		$0.51	0.35	0.19

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).

Revenue was 13% or $143.5 million higher than last year

The increase in revenue over last year was due to growth in all four segments, and mainly from the SP/C and SP/M segments. SP/C revenue was 35% or $91.1 million higher because of the large number of new orders and a higher number of deliveries. SP/M revenue was 9% or $30.1 million higher because of higher order intake particularly in the U.S. and the U.K.

You will find more details in Results by segment.

Gross margin was $98.2 million higher than last year

Gross margin was $364.4 million this year or 29.1% of revenue compared to $266.2 million or 24.0% of revenue last year. The increase comes from improvement in all four segments.

9Non-G AAP measure (see Section 3.7) .

CAE 2007 Q4 REPORT | 17

EBIT was $85.4 million higher than last year

EBIT was $189.4 million for the year, or 15.1% of revenue, and $193.1 million, or 15.4% of revenue excluding non-recurring items mainly related to the restructuring plan, which we completed this quarter.

EBIT was up by $85.4 million over last year because of the increase in segment operating income for all segments (almost 50% from SP/C) and a decrease this year in the costs related to the restructuring plan.

EBIT was affected by various non-recurring items in fiscal 2006 totalling $32.8 million:

  A $5.3 million net foreign exchange gain on the reduction of the investment in certain self-sustaining subsidiaries.
  A gain of $1.8 million related to exiting the Do328J platform.
  A write-down of $5.9 million of deferred bid costs (incurred post-selection) on certain projects.
  Costs relating to the restructuring plan of $34.0 million.

Excluding these non-recurring items, EBIT was $136.8 million (12.4% of revenue).

You will find more details in Reconciliation of non-recurring itemsand Results by segment.

Net interest expense was $5.6 million lower than last year

	FY2006	FY2005
(amounts in millions)	to FY2007	to FY2006

Net interest, prior period	$16.2	$32.1
Decrease in interest on long-term debt	(3.1)	(12.3)
(Increase)/decrease in interest income	2.1	(1.2)
(Increase)/decrease in capitalized interest	(1.3)	3.0
Decrease in amortization of deferred financing charges	(1.7)	(5.7)
Other	(1.6)	0.3

Decrease in net interest expense from the prior period	$(5.6)	$(15.9)

Net interest, current period	$10.6	$16.2

Net interest expense was $10.6 million this year, which is 35% or $5.6 million lower than last year. This is mainly because of:

Lower interest expense on overall long-term debt:

We repaid the Amsterdam asset-backed financing at the end of the third quarter of fiscal 2006.

We repaid the $20 million senior note tranche in fiscal 2006.

Reduced amortization of deferred financing costs:

We had lower amortization of deferred costs from the new credit facility.

In fiscal 2006, we wrote off all of the unamortized deferred financing charges related to our previous revolving credit facility.

Increased capitalized interest:

We had a higher level of assets under construction at the end of the year compared to last year.

Effective income tax rate is 28%

Income taxes were $49.7 million this year, representing an effective tax rate of 28%, compared to 21% for the same period last year. We recorded additional benefits of $9.0 million in the fourth quarter of fiscal 2006 because of the reduction in valuation allowance on U.S. net operating losses and other tax recoveries.

Income tax expense, excluding non-recurring items, was:

  $51.8 million this year, representing an effective tax rate of 29%.
  $37.4 million for last year, representing an effective tax rate of 30%.

We expect the effective income tax rate for fiscal 2008 to be approximately 30%. You will find more details in Reconciliation of non-recurring items.

Net loss from discontinued operations was $4.3 million lower than last year

Net loss from discontinued operations was $1.7 million this year, which is 72% or $4.3 million lower than last year. This is mainly because of:

  The net loss from discontinued operations that we incurred last year from our former Cleaning Technologies business.
  Interest expense related to debt not directly attributed to continuing operations. We paid this using the proceeds of the sale of the Marine Controls segment that we also recorded in fiscal 2006.

4.3 RESULTS OF OUR OPERATIONS – FISCAL 2006 VS FISCAL 2005

Revenue

Revenue grew in fiscal 2006, a significant increase of $121.0 million, or 12%, from the year before. Growth in each of the four segments was mainly because of:

18 | CAE 2007 Q4 REPORT

  Higher FFS deliveries in the SP/C segment.
  Progress on the NH90 contract in the SP/M segment.
  An improved business environment for the TS/C segment.
  Higher levels of maintenance and support in the TS/M segment.

EBIT

EBIT was $104.0 million in fiscal 2006. This included a net foreign exchange gain on the reduction of the net investment in certain self-sustaining foreign subsidiaries, a gain on exiting the Do328J platform, a write-down related to deferred bid costs and additional restructuring charges. EBIT would have been $136.8 million before these items.

EBIT was negative $372.9 million in fiscal 2005. This included the effect of impairment and restructuring charges. If the impairment and restructuring charges, and the offsetting recognition of additional investment tax credits related to fiscal 2000 to 2004 are not included, EBIT for fiscal 2005 was $88.4 million.

Net interest

Net interest was $15.9 million lower than fiscal 2005, mainly because:

  Borrowing activity was lower on the revolving term credit facility in fiscal 2006.
  Interest revenue was higher, mainly because in fiscal 2006 we recognized interest revenue from the accretion of discounts on notes receivable owed to us by the acquirer of a discontinued operation.
  Capitalization interest was lower in fiscal 2006 because of fewer assets under construction.
  Reduced amortization of deferred financing charges from the Brazilian financing repaid at the end of fiscal 2005.

ncome taxes

We had a net tax recovery of $100.6 million in fiscal 2005 mainly because of the large impairment charge. This was partly offset by a recognition of $23.5 million in tax assets. We recorded an income tax expense of $18.2 million in fiscal 2006.

Discontinued operations

We recorded a net loss of $6.0 million from discontinued operations in fiscal 2006 because of adjustments to pension provisions and other obligations from discontinued operations. We reported a gain of $104.8 million in fiscal 2005, which was mainly from the sale of the Marine Controls segment.

4.4 EARNINGS EXCLUDING NON-RECURRING ITEMS

The table below shows how non-recurring items have affected our results in each of the reporting periods. We believe this supplemental information is a useful indication of our performance before these non-recurring items. It is important, however, not to confuse this information with, or use it as an alternative for, net earnings calculated according to GAAP.

Reconciliation of non-recurring items – Fourth quarter of fiscal 2007

(amounts in millions, except per share amounts)

	Q4-2007				Q3-2007			Q4-2006

	before	after	per	before	after	per	before	after	per
	tax	tax	share	tax	tax	share	tax	tax	share

Earnings from continuing
operations	$49.8	$35.1	$0.14	$41.3	$29.7	$0.12	$8.2	$14.6	$0.06
EBIT:
• Restructuring plan
– restructuring charge	(1.5)	(1.2)	–	2.3	2.0	0.01	13.8	10.3	0.04
– other costs associated
with the restructuring plan	0.4	1.2	–	0.5	0.3	–	11.3	8.7	0.03
Interest expense, net:
• Accretion of discounts
on notes receivable	–	–	–	–	–	–	(1.6)	(1.6)	(0.01)
Income tax expense:
• Tax recoveries	–	–	–	–	–	–	–	(9.0)	(0.03)

Earnings from continuing
operations excluding
non-recurring items
(non-GAAP measure)	$48.7	$35.1	$0.14	$44.1	$32.0	$0.13	$31.7	$23.0	$0.09

We restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).

CAE 2007 Q4 REPORT | 19

Reconciliation of non-recurring items – for the 12-month period ending March 31

(amounts in millions, except per share amounts)

	Fiscal 2007			Fiscal 2006			Fiscal 2005

	before	after	per	before	after	per	before		after		per
	tax	tax	share	tax	tax	share	tax		tax		share

Earnings from continuing
operations	$178.8	$129.1	$0.51	$87.8	$69.6	$0.28	$(405.0	) $	(304.4	) $	(1.23)
EBIT:
• Restructuring plan
– restructuring charge	1.2	1.0	–	18.9	14.1	0.06	24.5		16.7		0.07
– other costs associated
with the restructuring plan	6.9	5.5	0.03	15.1	11.3	0.05	7.7		5.7		0.02
• Release of claims payment	(4.4)	(3.1)	(0.01)	–	–	–	–		–		–
• Foreign exchange gain	–	–	–	(5.3)	(5.7)	(0.02)	–		–		–
• Write-down of deferred
bid costs	–	–	–	5.9	5.1	0.02	–		–		–
• Exit from the Dornier
328J platform	–	–	–	(1.8)	(1.0)	(0.01)	–		–		–
• Additional ITC recognition
(FY2000-FY2004)	–	–	–	–	–	–	(14.2)		(10.1)		(0.04)
• Impairment charge	–	–	–	–	–	–	443.3		354.2		1.43
Interest expense, net:
• Early repayment of
notes receivable	(1.4)	(1.4)	(0.01)	–	–	–	–		–		–
• Accretion of discounts
on notes receivable	–	–	–	(1.6)	(1.6)	(0.01)	–		–		–
• Early settlement of
high-cost long-term debts	–	–	–	2.8	2.0	0.01	9.2		8.6		0.03
• Write-down of unamortized
deferred financing costs	–	–	–	1.1	0.7	–	–		–		–
Income tax expense:
• Tax recoveries	–	(1.8)	(0.01)	–	(9.0)	(0.03)	–		(23.5)		(0.09)

Earnings from continuing
operations excluding
non-recurring items
(non-GAAP measure)	$181.1	$129.3	$0.51	$122.9	$85.5	$0.35	$65.5		$47.2		$0.19

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).

Restructuring plan

We had a net reversal of $1.1 million this quarter, which resulted in an expense of $8.1 million for the year. The reversal relates to a provision that was set up in fiscal 2006 to cover the eventual severance cost for TS/C. We estimated the provision on the probable cost of terminating certain employees based on the different scenarios. The actual severance costs were lower following option by these employees. This reversal was partly offset by costs incurred to relocate the remaining simulators and to implement our ERP system. We completed the relocation of 15 FFSs this year. This leaves one to be relocated in fiscal 2008, the costs of which will be absorbed in our continuing operations results. In order to better serve our client, we consolidated our training services and, as a consequence, we closed three training centres this year: in Alcala, Spain, the Maastricht flight school in the Netherlands and the facility in Dallas in the U.S.

Early repayment of notes receivable

In the second quarter of fiscal 2007, we received an early payment, in full, of secured, subordinated promissory long-term notes receivable that we had recorded in other assets. The amount was part of the consideration for our sale of Ultrasonics and Ransohoff in 2002. We recognized $1.4 million in interest revenue in the second quarter as a result of the repayment, because of the accretion of discounts on the long-term notes receivable.

Licence and release of claims payment – Landmark Consortium

As a member of the Landmark Consortium (formed to pursue the AVTS project), we licensed the use of our intellectual property in relation to the AVTS project to the U.K. Ministry of Defence (the Authority) in the first quarter of fiscal 2007. The contract also releases all Landmark Consortium members of all claims and potential claims they might make against the Authority relating to the change in the approach to procurement for the AVTS program. Our share of the contract is valued at £4.2 million ($8.8 million). We received the payment in the first quarter and recorded £2.1 million ($4.4 million) as a non-recurring item because it was related to the release of claims. We recorded the remaining £2.1 million ($4.4 million), which related to a licence of intellectual property, in the corresponding military segments.

20 | CAE 2007 Q4 REPORT

Accretion of discount on notes receivable

In the fourth quarter of fiscal 2006, we had $2.2 million in additional interest from the accretion of discount on notes receivable. Only $0.6 million of this amount was considered recurring each year until maturity.

Early settlement of high-cost, long-term debts

In the third quarter of fiscal 2006, we took advantage of available liquidity and the strong Canadian dollar to prepay a higher cost, asset-backed financing arrangement that was in place when we acquired Schreiner Aviation Training. The Amsterdam asset-backed financing was €22.7 million, and the prepayment resulted in a one-time, pre-tax charge totalling $2.8 million.

Write-down of unamortized deferred financing costs

We closed the new credit facility on July 7, 2005 and wrote down unamortized deferred financing costs of $1.1 million in the second quarter of fiscal 2006. These costs were related to the original credit facility that had been in place.

Foreign exchange gain

We reduced our net investment in certain self-sustaining subsidiaries in fiscal 2006, and transferred corresponding amounts of foreign exchange gain or losses accumulated in the currency translation adjustment C TA) account to the statement of earnings. This resulted in a non-recurring pre-tax gain of $5.3 million. The reduction of capitalization in self-sustaining subsidiaries is not part of our day-to-day operations and we do not consider any impact on the results to be recurring.

Write-down of deferred bid costs

In the first quarter of fiscal 2006, we wrote down deferred bid costs (incurred post selection) amounting to $5.9 million accumulated on major military programs for which, we were selected and for which subsequent to selection, the likelihood of success was significantly reduced. Of the $5.9 million, $4.4 million was related to the AVTS program.

Exit from the Dornier 328J platform

In the third quarter of fiscal 2006, we reached a decision to no longer offer training services for the Dornier 328 Jet (Do328J) aircraft. We sold two Do328J FFSs that quarter, for a net gain of $1.8 million.

Additional ITCs recognition (fiscal 2000 to 2004)

While ITCs are a normal part of our business, in fiscal 2005 we recognized additional ITCs of $14.2 million, increasing SP/C operating income by $9.8 million in the first quarter of fiscal 2005, and SP/M operating income that quarter by $4.4 million. The additional credits were from a change we made to our estimate of ITCs recoverable in fiscal 2003 and 2004, based on an audit by tax authorities of R&D expenditures we claimed from fiscal 2000 to 2002.

Tax recoveries

We consider the following tax recoveries to be non-recurring because they were not part of our day-to-day operations:

  We reduced the valuation allowance on net operating losses in the U.K. this year, which allowed us to recognize a cumulative $1.8 million in tax assets (net of a $0.2 million reversal in the second quarter).
  We recorded additional benefits of $9.0 million in the fourth quarter of fiscal 2006 because of the reduction in valuation allowances on U.S. net operating losses and other tax recoveries.
  We recognized $23.5 million in tax assets as non-recurring items in fiscal 2005. This was from a reduction in the valuation allowance for net operating losses, and for capital losses for income tax purposes in the U.S.

Impairment charge

In the third quarter of fiscal 2005, we began a comprehensive review of the performance and strategic orientation of our business units. This revealed several factors that had a significant impact mainly on the civil segment (which we now operate as the SP/C and TS/C segments). We recorded an impairment charge of $443.3 million as at December 31, 2004. You can find more details in our consolidated financial statements for fiscal 2005.

4.5 GOVERNMENT COST-SHARING

We continue to invest in new and innovative technologies to respond to growth opportunities and to maintain our technological leadership.

During fiscal 2006, we launched Project Phoenix, a $630-million, six-year R&D initiative to improve leading-edge technologies and to develop additional applications that reinforce our industry position as a world leader in simulation, modelling and services. The Government of Canada agreed, through Technology Partnerships Canada (TPC), to invest up to 30% ($189 million) of the value of the program. We also signed an agreement this year with the Government of Québec for Investissement Québec to contribute $31.5 million to Project Phoenix over six years. We recognize a liability to repay these contributions when conditions arise. The repayment is reflected in the consolidated statements of earnings when royalties become due.

This year, the two governments contributed a total of $52.1 million to Project Phoenix. We recorded $45.0 million as a reduction of R&D expenses and $7.1 million for fixed assets or other capitalized costs. We recognized the contribution relating to the agreement with the Government of Québec based on costs incurred since June 2005.

CAE 2007 Q4 REPORT | 21

We have also been involved in various other TPC projects on R&D programs in the past few years that involve visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications. We recorded royalty expenses of $7.5 million for these TPC projects this year.

The table below lists the contribution and royalties for all programs:

(amounts in millions)	2007	2006	2005

Contribution:
Phoenix	$52.1	$17.3	$–
Previous programs	–	7.5	10.8

Total contribution	$52.1	$24.8	$10.8
Amount capitalized	(7.1)	(3.8)	(0.9)

Amounts credited to income	$45.0	$21.0	$9.9
Royalty expense	(7.5)	(6.6)	(5.9)

Impact of contribution on earnings (1)	$37.5	$14.4	$4.0
Approximate impact of contribution on ITCs (25%)	(9.4)	(3.6)	(1.0)

Approximate pre-tax impact of contribution
to various R&D programs	$28.1	$10.8	$3.0

(1) We estimate that every $100 of net contribution we receive under various programs reduces the amount of ITCs by approximately$25 to $30 that would otherwise be available.

The above table does not reflect the additional R&D expenses that we incurred to secure the TPC funding. We must spend approximately $100 of eligible costs in order to receive approximately $30 in contribution.

4.6 CONSOLIDATED ORDERS AND BACKLOG

Our consolidated backlog was $2,774.6 million at the end of this year, which is 13% higher than last year. New orders of $1,455.2 million were added to backlog this year, offset by $1,250.7 million in revenue generated from backlog and an increase of $110.1 million mainly from the decrease in value of the Canadian dollar against the euro and the British pound.

Change in backlog

As at March 31,
(amounts in millions)	2007	2006	2005

Backlog, beginning of period	$2,460.0	$2,504.7	$2,292.4
+ orders	1,455.2	1,238.7	1,342.6
– revenue	(1,250.7)	(1,107.2)	(986.2)
+/– adjustments (mainly FX)	110.1	(176.2)	(144.1)

Backlog, end of period	$2,774.6	$2,460.0	$2,504.7

You will find more details in Results by segment, below.

5. RESULTS BY SEGMENT

We manage our business and report our results in four segments:

Civil segments:

  Simulation Products/Civil (SP/C)
  Training & Services/Civil (TS/C)

Military segments:

  Simulation Products/Military (SP/M)
  Training & Services/Military (TS/M)

The SP/C and SP/M segments operate as an integrated organization that shares substantially all engineering, development, global procurement, program management and manufacturing functions.

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level. If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

22 | CAE 2007 Q4 REPORT

KEY PERFORMANCE INDICATORS
Segment operating income

(amounts in millions, except operating margins)	FY2007		FY2006	Q4-2007	Q3-2007	Q2-2007	Q1-2007	Q4-2006

Civil segments
Simulation Products/Civil		$60.4	29.9	15.3	15.5	18.7	10.9	9.3
	%	17.4	11.6	15.7	16.8	22.2	14.7	11.9
Training & Services/Civil		$64.3	57.1	21.3	13.5	11.2	18.3	14.9
	%	19.1	17.7	23.2	16.2	14.3	21.9	18.4

Military segments
Simulation Products/Military		$39.1	27.0	9.5	11.2	7.3	11.1	6.8
	%	10.9	8.2	10.3	10.6	11.4	11.6	8.8
Training & Services/Military		$33.7	18.7	6.1	6.8	9.3	11.5	3.2
	%	16.2	9.3	10.9	13.4	17.4	23.9	6.7

Total segment operating income		$197.5	132.7	52.2	47.0	46.5	51.8	34.2
Other (expense) income expenses		$(8.1)	(28.7)	1.1	(2.8)	(1.7)	(4.7)	(25.1)

EBIT		$189.4	104.0	53.3	44.2	44.8	47.1	9.1

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).

We use segment operating income to measure the profitability of our four operating segments, and to help us make decisions about allocating resources. We calculate segment operating income by using a segment’s net earnings before other income, interest, income taxes and discontinued operations. This allows us to assess the profitability of a segment before the impact of things not specifically related to its performance.

Capital employed

(amounts in millions)	March 31	December 31	September 30	June 30	March 31
	2007	2006	2006	2006	2006

Civil segments
Simulation Products/Civil	$(59.8)	(3.0)	(13.6)	(19.0)	(37.7)
Training & Services/Civil	$759.1	714.8	639.6	618.7	614.9

Military segments
Simulation Products/Military	$54.5	34.7	57.7	48.0	49.3
Training & Services/Military	$132.8	136.6	129.2	119.2	111.5

	$886.6	883.1	812.9	766.9	738.0

We use capital employed to understand how much we are investing in our business. We calculate it by taking each segment’s total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtracting total liabilities (not including tax accounts, long-term debt and its current portion, and other non-operating liabilities).

5.1 CIVIL SEGMENTS

SIMULATION PRODUCTS/CIVIL

SP/C was awarded the following FFS contracts this quarter:

  One A320 FFS-5200 to Lufthansa
  One A330/340 FFS to Air China
  One B737 FFS to KLM
  One B737 FFS to Air China
  One B787 FFS to China Eastern
  Two B787 FFSs to Qantas.

Order intake this quarter was seven FFSs, bringing SP/C’s total order intake for the year to 34 FFSs.

CAE 2007 Q4 REPORT | 23

Financial results

(amounts in millions, except operating margins)	FY2007		FY2006	Q4-2007	Q3-2007	Q2-2007	Q1-2007	Q4-2006

Revenue		$348.1	257.0	97.6	92.1	84.2	74.2	78.0
Segment operating income		$60.4	29.9	15.3	15.5	18.7	10.9	9.3
Operating margins	%	17.4	11.6	15.7	16.8	22.2	14.7	11.9
Amortization & depreciation		$9.4	11.3	2.9	2.3	2.1	2.1	2.2
Capital expenditures		$14.4	5.7	1.8	0.9	3.5	8.2	2.5
Capital employed		$(59.8)	(37.7)	(59.8)	(3.0)	(13.6)	(19.0)	(37.7)
Backlog		$352.8	284.4	352.8	340.0	313.2	297.5	284.4

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).

Revenue up by 6% from last quarter and by 25% year over year

Revenue increased over last quarter and last year because of the higher number of recent orders and because we achieved some important milestones on several projects.

Revenue was $348.1 million for the year, which is 35% or $91.1 million higher than last year

The increase reflects stronger order intake and a higher number of deliveries this year (25 deliveries this year compared to 18 in fiscal 2006).

Segment operating income similar to last quarter and up by 65% year over year

Segment operating income was similar to last quarter despite an increase in revenue. Operating margins are down from last quarter mainly because:

  We intensified our development efforts on our new CAE 5000 Series simulator, which we recently launched.
  We wrote down some deferred licence costs that we re-negotiated with one of our suppliers to give us more flexibility.

SP/C’s segment operating income was higher than last year because revenue was higher, we improved productivity and we started recognizing Investissement Québec’s contribution to Project Phoenix this fiscal year.

Segment operating income was $60.4 million for the year, which is 102% or $30.5 million higher than last year

The increase reflects higher revenue, improved program execution and higher contributions to Project Phoenix from Technology Partnership Canada and Investissement Québec.

Capital employed decreased over last quarter and over last year

Capital employed was lower mainly because of lower working capital accounts. This was because we collected a large number of milestone-based receivables this quarter.

Backlog up by 24% over last year

(amounts in millions)	FY2007	FY2006

Backlog, beginning of period	$284.4	$273.5
+ orders	406.9	284.4
– revenue	(348.1)	(257.0)
+/– adjustments (mainly FX)	9.6	(16.5)

Backlog, end of period	$352.8	$284.4

This year’s book-to-sale ratio is 1.2x.
TRAINING & SERVICES/CIVIL
TS/C was awarded over $140 million in contracts this quarter.

Expansion and new initiatives

In fiscal 2007, we opened one new training centre, expanded two and announced plans for an additional one:

The six-bay North East Training Centre near the Morristown, New Jersey airport officially started training in January 2007.

The four-bay expansion at the Burgess Hill Training Centre also officially opened in January 2007.

The new four-bay wing of the CAE Aviation Training Centre near Barajas Airport in Spain officially opened in March 2007.

We announced our intention to open our first Indian flight training centre in Bangalore in fiscal 2008.

We pushed forward with our strategy to sell more wet training (total services training) and launched our pilot provisioning strategy.

24 | CAE 2007 Q4 REPORT

We received Level D certification on the second Dassault 900EX EASy / 2000EX EASy FFS and started the maintenance training program on the Dassault Falcon 7X. We received Interim Level C qualification on the world’s first Dassault 7X FFS on April 20, 2007.

Dassault approved our Falcon 2000EX EASy maintenance training course, and certified the course according to the Dassault Falcon Training Policy Manual (FTPM). We are to provide training to instructors according to the standards in the FTPM.

We also:

Added three new flight training organizations to the CAE Global Academy, bringing the number of schools in the network to six and increasing the supply of pilots who will graduate annually and be licensed from over 600 to over 1,000.

Signed agreements with Ryanair and Interglobe Aviation Limited (IndiGo) to train a total of 1,490 pilots over the next four years for possible employment with them.

Continue to see the benefits of our wet services and pilot supply initiatives as our revenue mix shifts. This strategy also allows us to expand our product offering and enhance our value proposition to customers.

Launched Emirates-CAE Flight Training, the first-ever Gulfstream 550 business jet training program in the Persian Gulf region, and welcomed the first customers.

We launched the Innovation Group, an initiative aimed at identifying opportunities for us to leverage our expertise and leading- edge simulation technologies in adjacent markets.

Financial results

(amounts in millions, except operating margins,
RSEU and FFSs deployed)	FY2007		FY2006	Q4-2007	Q3-2007	Q2-2007	Q1-2007	Q4-2006

Revenue		$336.9	322.3	91.7	83.1	78.4	83.7	81.1
Segment operating income		$64.3	57.1	21.3	13.5	11.2	18.3	14.9
Operating margins	%	19.1	17.7	23.2	16.2	14.3	21.9	18.4
Amortization & depreciation		$45.5	43.3	12.4	11.8	10.7	10.6	10.7
Capital expenditures		$108.1	87.5	27.7	32.5	30.1	17.8	21.3
Capital employed		$759.1	614.9	759.1	714.8	639.6	618.7	614.9
Backlog		$951.6	809.0	951.6	905.6	842.9	817.6	809.0
RSEU [10]		99	98	101	97	99	98	95
FFSs deployed		114	108	114	110	110	110	108

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).

Revenue was $91.7 million this quarter, up 10% over last quarter

The 10% increase from last quarter is attributed to a strong demand in most of our training centres and an increase of four units in RSEUs. The decrease in value in the quarter of the Canadian dollar against the euro, British pound and the U.S. dollar also made a small contribution.

Revenue was $336.9 million this year, which is 5% higher than last year

This growth in revenue is mainly because of the strong demand for training, which reflects the healthy state of the aerospace industry, and because of the average increase of one RSEU. This is despite the 5% increase in value of the Canadian dollar against the U.S. dollar during the year.

Segment operating income was $21.3 million (23.2% of revenue)

Segment operating income was higher this quarter because of a gain of $1.1 million from the disposal of one used FFS and a net gain of $1.3 million following the negotiation of various agreements with a business partner. Segment operating income would otherwise have been $18.9 million (20.6% of revenue), 40% or $5.4 million higher than last quarter, and 27% or $4.0 million higher than the same period last year.

Segment operating income grew by 13% over last year, to $64.3 million

The increase was due to the higher activity level and improved operational efficiencies. This is despite a 5% increase in value of the Canadian dollar against the U.S. dollar and minimal change in our average number of RSEUs over last year.

Capital employed increased over last year

Capital employed was higher mainly because of the formalization of the ECFT joint venture, an increase in working capital tied to revenue growth, an increase in capital spending on various investments that exceeded our amortization and depreciation expenses for the quarter, an increase in our working capital and the impact of foreign exchange.

10Non-GAAP measure (see Section 3.7) .

CAE 2007 Q4 REPORT | 25

Capital expenditures at $27.7 million this quarter and $108.1 million for the year

Capital expenditures were higher this year mainly because of the ongoing investment in the Dassault Falcon 7X training program, our expansion and conversion of the Burgess Hill (U.K.) and Madrid training centres, and new simulators being added to our network.

Backlog up by 18% over last year

(amounts in millions)	FY2007	FY2006

Backlog, beginning of period	$809.0	$829.6
+ orders	452.5	346.9
– revenue	(336.9)	(322.3)
+/– adjustments (mainly FX)	27.0	(45.2)

Backlog, end of period	$951.6	$809.0

This year’s book-to-sale ratio was 1.3x.
5.2 MILITARY SEGMENTS
SIMULATION PRODUCTS/MILITARY

SP/M was awarded $118.5 million in orders this quarter, including:

  One EH101 Full Crew Mission Simulator (FCMS) for the Italian Navy.
  One NH90 virtual maintenance trainer (VMT) for the German Air Force.
  Design and development of various upgrades for the United States Special Operations’ MH-47 and MH-60 full mission simulators (FMS) under the ASTARS program.
  The design and development of an upgrade to the British Navy’s CAE-built Lynx MK8 full mission simulator.
  One Lynx crew procedures trainer (LCPT) for the U.K. Royal Navy.
  An upgrade to the British Army’s Artillery Fire Control Trainers.
  Design and development of two EC 135 flight training devices (FTDs) for the Eurocopter training center in Germany and the United States.

Financial results

(amounts in millions, except operating margins)	FY2007		FY2006	Q4-2007	Q3-2007	Q2-2007	Q1-2007	Q4-2006

Revenue		$357.5	327.4	92.2	105.2	64.3	95.8	77.5
Segment operating income		$39.1	27.0	9.5	11.2	7.3	11.1	6.8
Operating margins	%	10.9	8.2	10.3	10.6	11.4	11.6	8.8
Amortization & depreciation		$9.0	13.8	2.6	1.9	2.3	2.2	5.9
Capital expenditures		$5.5	6.0	1.8	1.5	0.9	1.3	3.0
Capital employed		$54.5	49.3	54.5	34.7	57.7	48.0	49.3
Backlog		$635.8	540.5	635.8	609.0	626.3	475.2	540.5

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).

Revenue down by 12% over last quarter and up by 19% year over year

The decrease over last quarter was mainly due to an unusually high level of activity on some European programs last quarter, particularly the Eurofighter program. This was partly offset by increased activity on some U.S. programs and the decrease in value of the Canadian dollar against the U.S. dollar, the euro and the British pound during the quarter.

The increase over last year was mainly due to higher activity on some U.S. programs and the decrease in value during the period of the Canadian dollar against the U.S. dollar, the euro and the British pound.

Revenue was $357.5 million this year, which is 9% or $30.1 million higher than last year

The increase reflects the higher level of order intake, particularly in the United States and the United Kingdom. This was partly offset by an increase in value of the Canadian dollar against the U.S. dollar.

Segment operating income down by 15% over last quarter and up by 40% year over year

The decrease over last quarter was mainly because we wrote down some deferred licence costs that we re-negotiated with one of our suppliers to give us more flexibility.

SP/M’s segment operating income was higher than last year because revenue was higher as explained above, and because we started recognizing Investissement Québec’s contribution to Project Phoenix this fiscal year.

26 | CAE 2007 Q4 REPORT

Segment operating income was $39.1 million this year, which is 45% or $12.1 million higher than last year

This was mainly because of the increase in revenue as explained above, combined with lower amortization expense from the write-down last year of some deferred development costs.

Capital employed increased over last quarter

The increase this quarter was mainly because of higher working capital accounts.

Backlog up by 18% over last year

(amounts in millions)	FY2007	FY2006

Backlog, beginning of period	$540.5	$511.3
+ orders	421.3	364.4
– revenue	(357.5)	(327.4)
+/– adjustments (mainly FX)	31.5	(7.8)

Backlog, end of period	$635.8	$540.5

This year’s book-to-sale ratio is 1.2x.
TRAINING & SERVICES/MILITARY

TS/M was awarded the following major contracts this quarter:

  Engineering support services on the U.S. Marine Corp’s AV-8B and KC-130 training devices in Cherry Point, North Carolina and Yuma, Arizona.
  Professional engineering and project management services to Canada’s Department of National Defence (DND) under the Technical Investigation and Engineering Services (TIES) program.
  Renewal of a range of support services for all German Armed Forces’ flight simulators, including Eurofighter, Tornado and P-3C Orion training devices, as well as helicopter simulators located at the German Army Aviation School at Bueckeburg.

Financial results

(amounts in millions, except operating margins)	FY2007		FY2006	Q4-2007	Q3-2007	Q2-2007	Q1-2007	Q4-2006

Revenue		$208.2	200.5	55.8	50.8	53.5	48.1	47.7
Segment operating income		$33.7	18.7	6.1	6.8	9.3	11.5	3.2
Operating margins	%	16.2	9.3	10.9	13.4	17.4	23.9	6.7
Amortization & depreciation		$6.9	7.0	1.9	1.7	1.8	1.5	1.6
Capital expenditures		$30.1	30.9	2.5	7.8	6.4	13.4	15.5
Capital employed		$132.8	111.5	132.8	136.6	129.2	119.2	111.5
Backlog		$834.4	826.1	834.4	857.3	801.6	842.9	826.1

Comparable periods have been restated to reflect a change in the stock-based compensation expense (EIC-162).

Revenue up by 10% over last quarter and by 17% year over year

Revenue improved this quarter because:

  We started consolidating the results of Kesem, a professional services company acquired on December 22, 2006.
  We increased our revenue at our Medium Support Helicopter (MSH) training centre in Benson, U.K. and at our C-130 training centre in Tampa, U.S.
  The Canadian dollar decreased in value against the U.S. dollar, the euro and the British pound.

Revenue was $208.2 million this year, which is 4% or $7.7 million higher than last year

The increase is mainly due to higher activities on U.S. and German support services contracts and the integration of Kesem, which were partly offset by the increase in value of the Canadian dollar against the U.S. dollar.

Segment operating income down by 10% over last quarter and up by 91% year over year

Segment operating income decreased from last quarter despite an increase in revenue, mainly because we received a dividend last quarter from a TS/M investment in the U.K. Segment operating income would have been stable from last quarter if the impact of the dividend was not included.

The increase over last year was mainly because of higher revenue as explained above, combined with higher contributions from TPC and because we started recognizing Investissement Québec’s contribution to project Phoenix in this fiscal year.

Segment operating income was $33.7 million this year, which is 80% or $15.0 million higher than last year

This was mainly due to:

  Higher revenue.
  Reception of non-recurring payment for the release of claims from the U.K. government related to the AVTS project. Last year we wrote down deferred bid costs related to the same program.
  Higher contributions from Technology Partnership Canada (TPC) and Investissement Québec to Project Phoenix.

CAE 2007 Q4 REPORT | 27

Capital employed decreased over last quarter
The decrease this quarter was mainly because of lower working capital accounts.
Backlog stable over last year

(amounts in millions)	FY2007	FY2006

Backlog, beginning of period	$826.1	$890.3
+ orders	174.5	243.0
– revenue	(208.2)	(200.5)
+/– adjustments (mainly FX)	42.0	(106.7)

Backlog, end of period	$834.4	$826.1

This year’s book-to-sale ratio is 0.8x.

Combined military book-to-sale ratio for the year was 1.1x.

6. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We actively manage liquidity and regularly monitor the factors that could affect it, including:

  Cash generated from operations, including timing of milestone payments and management of working capital.
  Capital expenditure requirements.
  Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.
6.1 CONSOLIDATED CASH MOVEMENTS

(amounts in millions)	2007	2006	2005

Cash provided by continuing operating activities*	$219.1	$146.8	$95.2
Changes in non-cash working capital	20.2	79.1	84.2

Net cash provided by continuing operations	$239.3	$225.9	$179.4
Capital expenditures	(158.1)	(130.1)	(118.0)
Other capitalized costs	(11.8)	(12.4)	(7.4)
Proceeds from sale and leaseback of assets	–	–	43.8
Cash dividends	(9.8)	(9.7)	(24.0)
Non-recourse financing[11]	34.0	26.5	–

Free cash flow	$93.6	$100.2	$73.8
Other cash movements, net	3.5	12.0	(89.5)
Proceeds from disposal of discontinued operations	(3.8)	–	239.4
Non-recourse financing	(34.0)	(26.5)	–
Effect of foreign exchange rate changes on cash and cash equivalents	4.4	(7.6)	(2.3)

Net increase in cash before proceeds and repayment of long-term debt	$63.7	$78.1	$221.4

*before changes in non-cash working capital

Free cash flow was $93.6 million this year, slightly below last year

  The increase in capital expenditures was offset by an increase in net cash from continuing operations and by the increase in non-recourse financing.

Capital expenditures and other capitalized costs increased by $27.4 million this year

Growth capital expenditures12of $118.9 million this year were for:

  The ongoing investment in the Dassault Falcon 7X program.
  An increase in capital spending related to the German NH90 helicopter program.
  Other capital expenditures related to growth.

Maintenance capital expenditures13were $39.2 million this year.

We received $34.0 million in non-recourse financing this year related to the NH90 program and a TS/C joint venture in China. Last year, we received $26.5 million for the same programs.

11Non-GAAP measure (see Section 3.7) .
12Non-GAAP measure (see Section 3.7) .
13Non-GAAP measure (see Section 3.7) .

28 | CAE 2007 Q4 REPORT

6.2 SOURCES OF LIQUIDITY

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

The total amount available through these committed bank lines as at March 31, 2007 was $615.3 million, of which $139.7 million (or 23%) was used for letters of credit. The total amount available at March 31, 2006, was $608.5 million, of which $125.2 million (or 21%) was used. The slightly higher use this year is because we issued additional letters of credit and bank guarantees. There were no borrowings under the facilities as at March 31, 2007, or at March 31, 2006.

We also have the ability to borrow in various currencies through non-committed operating lines of $4.6 million. We had not drawn down on these operating lines as at March 31, 2007.

Long-term debt was $283.2 million as at March 31, 2007, compared to $271.3 million at the end of the previous fiscal year. The short-term portion of the long-term debt was $27.2 million at March 31, 2007, compared to $10.4 million at the end of the previous fiscal year. The short-term portion was higher mainly because we incurred additional debt with a 12-month maturity this quarter. The main variations in debt over the year (other than normal contractual amortization of existing debt) are described below.

We decided this quarter to use our strong cash position to prepay the senior notes tranche that was to mature in June 2007. This reduction in debt was offset somewhat by the additional non-recourse financing we raised this quarter for the German NH90 project and the Zhuhai Training Centre.

We raised $19.1 million for our 25% share of the initial drawdown on the debt facility for the German NH90 project. The project Company has a €175.5 million in non-recourse financing to finance the build-out of the project. Following the build-out period, the debt will be non-recourse to CAE and has a final maturity of June 2021.

We also raised $13.9 million to finance the acquisition of two FFSs for the Zhuhai Training Centre and to repay a short-term loan that matured in March 2007. This additional financing represented our 49% share of the term debt for the joint venture. The debts are non-recourse to CAE and have final maturities of March 2008 and December 2009.

We have an unsecured facility in place for $35.0 million to finance the cost of the ERP system. We can draw down on this facility on a quarterly basis with monthly repayments over a term of seven years beginning at the end of the first month following each quarterly disbursement. We have borrowed $9.5 million to date for costs incurred to date to implement the new system.

We have an unsecured EDC Performance Security Guarantee (PSG) account for $115.3 million (US$100 million). This is an uncommitted revolving facility for performance bonds, advance payment guarantees or similar instruments. As of March 31, 2007, we had drawn $65.6 million. This is higher than the $26.0 million as of March 31, 2006, because the volume of simulator sales was higher this year.

6.3 CONTRACTUAL OBLIGATIONS

We enter into contractual obligations and commercial commitments in the normal course of our business. These include debentures and notes and others. The table below shows you when they mature.

Contractual obligations

As at March 31, 2007
(amounts in millions)	2008	2009	2010	2011	2012	Thereafter	Total

Long-term debt	$25.3	$14.2	$94.6	$16.0	$9.8	$112.2	$272.1
Capital lease	1.9	0.8	0.8	7.6	–	–	11.1
Operating leases	73.0	74.3	57.5	57.8	60.4	225.3	548.3
Purchase obligations	27.2	9.8	–	–	–	–	37.0
Other long-term obligations	7.9	3.9	2.0	1.8	1.8	2.9	20.3

Total	$135.3	$103.0	$154.9	$83.2	$72.0	$340.4	$888.8

We also had total committed credit facilities of $475.6 million available as at March 31, 2007, compared to $483.3 million at March 31, 2006. The slight decrease in available credit was because we used it to issue bank guarantees.

We have purchase obligations related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at approximate times. Our other long-term obligations include $14.5 million in repayments under various government assistance programs.

As at March 31, 2007, we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue, gains on assets and various other long-term liabilities. Cash obligations on accrued employee pension liability depend on various elements including market returns, actuarial gains and losses and the interest rate.

We did not include future income tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available.

CAE 2007 Q4 REPORT | 29

7.	CONSOLIDATED FINANCIAL POSITION

7.1	CONSOLIDATED CAPITAL EMPLOYED

	As at March 31	As at March 31
(amounts in millions)	2007	2006

Use of capital:
Non-cash working capital	$(118.1)	$(74.5)
Property, plant and equipment, net	986.6	832.1
Other long-term assets	343.9	336.9
Net assets held for sale (current and long-term)	–	5.9
Other long-term liabilities	(249.5)	(238.0)

Total capital employed	$962.9	$862.4

Source of capital:
Net debt	$133.0	$190.2
Shareholders’ equity	829.9	672.2

Source of capital	$962.9	$862.4

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).

Capital employed increased 12%

The increase was mainly because of higher property, plant and equipment, partly offset by lower non-cash working capital and higher other long-term liabilities.

Non-cash working capital decreased by $43.6 million

The decrease was mainly because of a reduction in the income taxes recoverable account which is driven by a reduction of unused federal income taxes credit applied to offset the current year tax expense and by various tax reimbursements from Québec and other foreign jurisdictions.

Net property, plant and equipment up $154.5 million

The increase was from new capital expenditures of $158.1 million and $34.6 million of foreign exchange, partly offset by normal depreciation of $55.0 million.

Net debt lower than at the beginning of the year

This was mainly because of a $63.7 million net increase in cash, before proceeds and repayment of long-term debt. The amount was reduced by the depreciation of the Canadian dollar against our foreign denominated debt.

Change in net debt

	As at March 31	As at March 31
(amounts in millions)	2007	2006

Net debt, beginning of period	$190.2	$285.8
Impact of cash movements on net debt (see table in the cash movements section)	(63.7)	(78.1)
Effect of foreign exchange rate changes on long-term debt	6.5	(17.5)

Decrease in net debt during the period	(57.2)	(95.6)

Net debt, end of period	$133.0	$190.2

Shareholders’ equity

The $157.7 million increase in equity was mainly because of higher net earnings ($127.4 million), the proceeds from the share issue and contributed surplus ($12.8 million) and the positive change in the currency translation adjustment account ($27.5 million), which was a result of the decrease in the value of the Canadian dollar. This was after accounting for dividends ($10.0 million).

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares, and an unlimited number of preferred shares issued in series. We had a total of 251,960,449 common shares issued and outstanding as at March 31, 2007, with total share capital of $401.7 million. We also had 5,441,915 options outstanding, of which 2,986,135 were exercisable. We have not issued any preferred shares to date.

As at April 30, 2007, we had a total of 252,089,796 common shares issued and outstanding.

Dividend policy

We paid a dividend of $0.01 per share each quarter in fiscal 2007. These dividends were eligible under the Income Tax Act (Canada) and its provincial equivalents.

30 | CAE 2007 Q4 REPORT

Our Board of Directors has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy once a year based on the cash requirements of our operating activities, liquidity requirements and projected financial position. We expect to pay annual dividends of approximately $10 million based on our current dividend policy and the 252.0 million common shares outstanding as at March 31, 2007.

Guarantees

We issued letters of credit and performance guarantees for $149.1 million in the normal course of business this year, compared to $98.6 million last fiscal year. The amount was higher this year mainly because of additional project-related requirements.

Non-recourse project financing

We arranged project financing for the Medium Support Helicopter (MSH) program in 1997 after entering the program with the U.K. Ministry of Defence. The contract was awarded to a consortium, CAE Aircrew Training Services Plc (Aircrew). The capital value of the assets supplied by Aircrew is over $200 million.

We have a 14% interest in CVS Leasing Ltd., which owns the simulators operated by the training centre. We manufactured and sold the FFSs to CVS Leasing Ltd., which then leased them to Aircrew for the full term of the MSH contract. Because we have a majority interest in Aircrew, we have consolidated their financial statements in our results. Future minimum lease payments associated with the FFSs leased to Aircrew are approximately $136 million as at March 31, 2007, and are included in this section in the discussion of operating leases as contractual obligations. The amount is also disclosed in Note 21 to the consolidated financial statements.

In April 2005, Helicopter Flight Training Services GmbH (HFTS), an industrial consortium we have a 25% ownership in, contracted a project-financing facility of €175.5 million to fund the acquisition of assets needed to fulfill a 14.5 year training services contract on the NH90 helicopter platform for the German Armed Forces. We account for 25% of the outstanding project-financing debt using the proportionate consolidation method. This was $38.8 million (€25.2 million) as at March 31, 2007, and was included in the amount disclosed in Note 12 to the consolidated financial statements.

We negotiated new financing for the Zhuhai Training Centre this year. The recorded debt represents our 49% share of term debt to acquire simulators and repay existing debt maturities, on a non-recourse basis, for the joint venture. The term debt was arranged through several financial institutions. Borrowings bear interest on a floating rate of U.S. Libor plus a spread, and have maturities between March 2008 and December 2009. According to the debt agreements, the joint venture may draw an additional US$6.4 million (our proportionate 49% share is US$3.1 million) in fiscal 2008 to pay for simulators. We had $20.4 million outstanding (US$17.7 million) as at March 31, 2007. This is included in the amount disclosed in Note 12 to the consolidated financial statements.

Pension obligations

We maintain defined benefit and defined contribution pension plans. We expect to contribute approximately $3.0 million more than the annual required contribution for current services to satisfy a portion of the underfunded liability of the defined benefit pension plan. We will continue to contribute to the underfunded liability until we have met the plan’s funding obligations.

7.2 VARIABLE INTEREST ENTITIES

Note 26 to the consolidated financial statements summarizes the total assets and total liabilities of the significant entities we have a variable interest in (variable interest entities or VIEs). They are listed by segment and include sale and leaseback entities and partnership arrangements.

Sale and leaseback

We have entered into sale and leaseback arrangements with special purpose entities (SPEs). These arrangements relate to FFSs used for civil and military aviation in our training centres. These leases expire at different times up to 2023. Generally, we have the option of buying the equipment at a specific price at a specific time during the term of the lease. Some leases include renewal options at the end of the term. In some cases, we provided guarantees of the residual value of the equipment when the leases expire or on the day we exercise our purchase option.

These SPEs are financed by secured long-term debt and third-party equity investors who sometimes benefit from tax incentives. The equipment serves as collateral for the SPE’s long-term debt.

Our variable interests in these SPEs are solely through fixed purchase price options and residual value guarantees, except in one case where the variable interest is equity and a subordinated loan. At the end of fiscal 2006, we also had a variable interest in another SPE through a cost sharing construction agreement. The agreement ended this year so we no longer have a variable interest in this SPE.

We also provide administrative services to the SPE for a fee.

Some of these SPEs are VIEs. At the end of fiscal 2007 and 2006, we were the primary beneficiary for one of them. The assets and liabilities of this VIE are fully consolidated in our consolidated financial statements as at March 31, 2007 and 2006, before we classified it as a VIE and CAE as the primary beneficiary.

We are not the primary beneficiary for any of the other SPEs that are VIEs, and consolidation is not appropriate under AcG-15. Our maximum potential exposure to losses relating to these non-consolidated SPEs was $47.1 million at the end of fiscal 2007 ($47.7 million in 2006).

CAE 2007 Q4 REPORT | 31

Partnership arrangements

We enter into partnership arrangements to provide military simulation products and training and services for the military and civil segments.

Our involvement with entities related to these partnership arrangements is mainly through investments in their equity and/or in subordinated loans and manufacturing and long-term training and services contracts. While some of these entities are VIEs, we are not the primary beneficiary so these entities have not been consolidated. We continue to account for these investments under the equity method and record our share of the net earnings or loss based on the terms of the partnership arrangement. As at March 31, 2007 and 2006, our maximum off-balance sheet exposure to losses related to these non-consolidated VIEs, other than from their contractual obligations, was not material.

7.3 OFF BALANCE SHEET ARRANGEMENTS

Most of our off balance sheet obligations are from operating lease obligations related to two segments:

  The TS/C segment, which operates a fleet of over 100 simulators in our training centres. We have entered into sale and leaseback transactions with a number of different financial institutions and treat them as operating leases.
  The TS/M segment, which operates a training centre for a specific project with the U.K. Ministry of Defence to provide simulation services. The operating lease commitments are between the operating company (which has the service agreement with the U.K.
  Ministry of Defence) and the asset company (which owns the assets). These leases are non-recourse to CAE.

Sale and leaseback transactions

The sale and leaseback of certain FFSs installed in our global network of training centres is a key element in our financing strategy to support investment in the civil and military training and services business. It provides us with a cost-effective, long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after a FFS has received certification by regulatory authorities and is installed and available to customers for training.

Sale and leaseback transactions are generally structured as leveraged leases with an owner participant. Before completing a sale and leaseback consolidated transaction, we record the cost to manufacture the simulator as a capital expenditure, and include it as a fixed asset on the consolidated balance sheet. When the sale and leaseback transaction is executed, we record the transaction as a disposal of a fixed asset and the cash proceeds are about the same as the fair market value of the FFS.

We record the difference between the proceeds received and our manufacturing cost (roughly the margin that we would record if we had completed a FFS sale to a third party) under deferred gains and other long-term liabilities. We then amortize it over the term of the sale and leaseback transaction as a reduction of rental expense, net of the guaranteed residual value where appropriate. At the end of the term of the sale and leaseback transaction, we take the guaranteed residual value into income if the value of the underlying FFS has not decreased.

We did not enter into any additional sale and leaseback transactions this year. In fiscal 2006, we bought back five FFSs that had initially been financed under a sale and leaseback transaction for a total consideration of $47.3 million. We also completed the refinancing of two FFSs for a net asset value of US$13.8 million, and converted one FFS from an operating lease into a capital lease to minimize the tax impact associated with the relocation of the FFS to the Brazil training centre. As a result, proceeds from the sale and leaseback of assets are nil for this year and last year.

The table below lists sale and leaseback transactions for FFSs that were in service in TS/C training centres as of March 31, 2007. They appear as operating leases in our consolidated financial statements.

Existing FFSs under sale and leaseback

		Number		Initial	Imputed		Unamortized	Residual
(amounts in millions,	Fiscal	of FFSs	Lease	term	interest		deferred	value
unless otherwise noted)	year	(units)	obligations	(years)	rate		gain	guarantee

					5.5	% to
SimuFlite	2002 to 2005	14	$167.2	10 to 20	6.7%		$12.2	$-
Toronto training centre	2002	2	37.4	21	6.4%		15.4	9.2
Air Canada training centre	2000	2	27.7	20	7.6%		13.7	8.2
Denver/Dallas
training centres	2003	5	72.3	20	5.0%		27.1	–
China Southern joint venture (1)	2003	5	18.2	15	3.0%		–	–
					2.9	% to
Other	–	5	15.3	3 to 8	7.0%		15.6	34.7

		33	$338.1				$84.0	$52.1

Annual lease payments
(upcoming 12 months)			$33.8

(1)We have a 49% interest in this joint venture.

32 | CAE 2007 Q4 REPORT

The rental expenses related to operating leases of the FFSs under the sale and leaseback arrangements were $32.4 million for fiscal 2007, compared to $38.3 million last year.

You can find more details about operating lease commitments in Notes 21 and 26 to the consolidated financial statements.

7.4 FINANCIAL INSTRUMENTS

We are exposed to various financial risks in the normal course of our business. We enter into forward, swap and option contracts to manage our exposure to fluctuations in foreign exchange rates, interest rates and changes in share price which have an effect on our stock-based compensation costs. We also continually assess whether the derivatives we use in hedging transactions are effective in offsetting changes in fair value or cash flows of hedged items. We enter into these transactions to reduce our exposure to risk and volatility, and not for speculative reasons. We only deal with highly rated counterparties.

Our policy is to hedge every new foreign currency-denominated manufacturing contract when it is signed and executed. We only hedge future revenue exposure when contracts are signed. We have adopted a contract-by-contract hedging strategy, rather than an overall strategy based on the contracts we expect to sign. We eliminate the risk associated with the signed contracts by entering into forward exchange contracts (see Note 18 to the financial statements for more details). At the end of fiscal 2007, approximately 14% of the total value of the outstanding contracts were not hedged. The non-hedged portion relates mainly to a former contract and provides a natural hedge to certain purchases that are open to currency exposure.

We enter into foreign exchange forward contracts to manage our exposure when we make a sale in a foreign currency. The amount and timing of the maturity of these forward contracts varies depending on a number of factors, including milestone billings and the use of foreign materials and/or sub-contractors. We had $604.1 million Canadian-dollar equivalent in forward contracts at the end of fiscal 2007, compared to $322.3 million at the end of the previous year. The increase was mainly because of a higher number of foreign currency denominated revenue contracts being hedged, as well as some additional hedging for purchase related exposure. We use financial instruments to manage our exposure to changing interest rates and to adjust our mix of fixed and floating interest rate debt on long-term debt. The mix was 60% fixed-rate and 40% floating-rate at the end of this year, compared to 62% fixed-rate and 38% floating-rate at the end of fiscal 2006.

We also hedge to reduce our exposure to changes in our share price because it affects the cost of our deferred share unit (DSU) programs. A settlement hedge contract covered 1,495,000 CAE shares as at March 31, 2007, compared to 600,000 the previous year. We used the following methods and assumptions to estimate the fair value of the financial instruments:

  Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are valued at their carrying amounts on the consolidated balance sheet. This is an appropriate estimate of their fair value because of their short-term maturities.
  Capital leases are valued using the discounted cash flow method.
  The value of long-term debt is estimated based on discounted cash flows using current interest rates on debt with similar terms and remaining maturities.
  Interest rate and currency swap contracts reflect the present value of the potential gain or loss if settlement were to take place on the date of the consolidated balance sheet.
  Forward foreign exchange contracts are valued using the estimated amounts that we would receive or pay to settle the contracts on the date of the consolidated balance sheet.

The table below lists the fair value and the carrying amount of the financial instruments as at March 31:

(amounts in millions)		2007		2006

	Fair	Carrying	Fair	Carrying
	value	amount	value	amount

Long-term debt	$288.5	$283.2	$277.9	$271.3
Net forward foreign exchange contracts	(7.6)	–	5.4	–
Interest rate swap contracts	1.0	–	(1.5)	–

8.	ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES

8.1	ACQUISITIONS AND JOINT VENTURES

Kesem International PTY Ltd

On December 22, 2006, CAE acquired all the issued and outstanding shares of Kesem International Pty Ltd (Kesem), which offers a range of professional services to support design, analysis and experimentation in the defence and homeland security markets. Total consideration for this acquisition, excluding acquisition costs of $0.3 million, was AUD$5.0 million ($4.6 million) payable in cash in four instalments as follows:

i.	AUD$3.5 million ($3.1 million) at closing date.

ii.	AUD$0.5 million ($0.5 million) in fiscal 2007.

iii.	AUD$0.5 million ($0.5 million) in fiscal 2008.

iv.	AUD$0.5 million ($0.5 million) in fiscal 2009.

CAE 2007 Q4 REPORT | 33

In the fourth quarter of fiscal 2007, the parties agreed to the distributable working capital adjustment and no significant adjustment was required.

Emirates-CAE Flight Training Centre (ECFT) joint venture company

On October 4, 2006, we decided, with Emirates, to strengthen our partnership by transforming an existing teaming agreement into a 50/50 joint venture company. ECFT provides training for airline and business aircraft pilots for specific types of aircraft, training for aircraft maintenance personnel for particular aircraft and maintenance services for training devices. The two parties have agreed to transfer their existing Dubai flight training assets to ECFT, to be entitled to equal profits, losses and dividends of the business and to share equally in managing all operating, financing and investing activities of the joint venture company.

Terrain Experts Inc.

On May 20, 2005, we acquired all the issued and outstanding shares of Terrain Experts Inc. (Terrex), which develops software tools for terrain database generation and visualization. Total consideration for this acquisition was US$11.1 million ($14.0 million) payable in common shares issued by CAE and a nominal cash portion in three instalments as follows:

i.	1,000,000 shares representing US$4.8 million (approximately $6.1 million issued at a price of $6.13 per share, the closing price of the common shares on the Toronto Stock Exchange (TSX) on May 20, 2005), and US$0.2 million ($0.3 million) together in cash representing US$5.0 million ($6.4 million) at the closing date.

ii.	US$3.6 million through the issuance of CAE shares in fiscal 2007 (12 months following the closing of the acquisition) to be calculated at the TSX stock price on the date of issuance. In fiscal 2007, we settled the second instalment of the payment related to the acquisition in the amount of US$3.6 million with cash rather than shares.

iii.	US$2.5 million through the issuance of CAE shares in fiscal 2008 (24 months following the closing of the transaction) to be calculated at the TSX stock price on the date of issuance, which we may settle in cash rather than shares.

In fiscal 2007, we completed the purchase price allocation for this acquisition, and no adjustments were required.

CAE Professional Services (Canada) Inc. (formerly identified as Greenley & Associates Inc.)

On November 30, 2004, we acquired all the issued and outstanding shares of CAE Professional Services C anada) Inc. (formerly Greenley & Associates Inc. G &A]), which provides project management, human factors, modelling and simulation services. Total consideration for this acquisition was $4.4 million, payable in equivalent common shares issued by CAE in four instalments as follows: 424,628 shares (representing $2.0 million) at the closing date, $0.8 million in fiscal 2006, $0.8 million in fiscal 2007, and 169,851 shares (representing $0.8 million at the transaction date) to be issued on November 30, 2007.

The number of shares to satisfy the first and the fourth payments was calculated based on the average closing share price ($4.71 per share) of CAE common shares on the TSX for the 20-day period ending two days prior to November 30, 2004. The 91,564 shares issued to satisfy the second payment was based on the average closing share price of CAE common shares on the TSX for the 20-day period ending two days before the date of issuance ($8.07 per share). The third payment of $0.8 million was initially considered to be satisfied through the issuance of shares based on the average closing share price of CAE common shares on the TSX for the 20-day period ending two days before the date of issuance. In fiscal 2007, however, we settled the third payment with cash rather than shares. In the second quarter of fiscal 2006, we completed the purchase price allocation for this acquisition, and no adjustments were required.

Servicios de Instruccion de Vuelo, S.L.

In February 2004, CAE and Iberia Lineas Aereas de España, SA (Iberia) agreed to combine their aviation training operations in Spain after receiving regulatory clearance from the Spanish authorities to start operations, under an agreement entered into in October 2003. On May 27, 2004, in connection with the financing of the combined operations, Iberia and CAE Servicios Globales de Instruccion de Vuelo (España), S.L. (SGIV), a wholly-owned subsidiary of CAE, contributed the net assets of their respective training centre facilities to Servicios de Instruccion de Vuelo, S.L. (SIV), with SGIV obtaining ownership of 80% of SIV. SIV financed the acquisition of the assets from SGIV and Iberia through an asset-backed financing transaction (see Note 12 to the financial statements for more details).

As part of this transaction, if the October 2003 agreement is terminated, SGIV and Iberia will be obliged to repurchase the assets they contributed, in proportion to the fair market value of the assets, for a total amount equal to the outstanding balance under the financing transaction.

As part of the May 27, 2004 agreement, Iberia was to subsequently transfer a simulator that it was leasing from a third party to SIV, in exchange for a cash consideration of $5.7 million (€3.5 million). This transaction was accounted for as an increased contribution of property, plant and equipment and in long-term debt with a cash consideration equivalent to the net asset value.

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In addition, as part of the agreement, SIV has agreed to fund an amount up to a maximum of $2.4 million (€1.5 million) to cover any payments made by Iberia to former employees in order to indemnify Iberia for potential costs to be incurred due to certain employment matters. Based on management’s best estimate of SIV’s potential liability, $2.4 million (€1.5 million) has been accrued as part of the purchase price and accounted for as goodwill.

Flight Training Centre Chile S.A.

On April 22, 2004, we acquired all the issued and outstanding shares of Flight Training Centre Chile S.A. (FTC Chile, located in Santiago, Chile) from LAN Chile S.A. for total cash consideration of $0.9 million (US$0.7 million). The balance of the purchase price was paid in two instalments of US$0.3 million in fiscal 2006 and US$0.8 million in fiscal 2007. This acquisition expanded our pilot-training operations into the South American market.

8.2 DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

Marine Controls

On February 3, 2005, we completed the sale of the substantial components of the Marine Controls segment to L-3 Communications Corporation (L-3), for a cash consideration of $238.6 million. This amount was subject to the approval by L-3 of the net working capital of the Marine Controls segment. The parties completed the discussions regarding the net working capital in the second quarter of fiscal 2007 and L-3 was paid for the difference in the net working capital. We received from L-3 in fiscal 2007, notices of claims for indemnification pursuant to the Sale and Purchase Agreement (SPA), including in respect of allegations that we were in breach of certain representations and warranties in the SPA. At this time, neither the outcome of these matters nor the potential future payments, if any, are determinable. We intend to assert all available defences against these claims. The aggregate liability for claims made under the SPA is limited to US$25 million.

During the second and third quarters of fiscal 2006, according to the purchase agreement, L-3 acquired the two components of the Marine Controls segment that were subject to regulatory approvals, and assumed our guarantee of $53.0 million (£23 million) of project-financed related debt for the U.K. Astute Class submarine training program.

The results of the Marine Controls segment have been reported as discontinued operations since the second quarter of fiscal 2005. Interest expense relating to debt not directly attributable to the continuing operations and paid with the proceeds of the sale of the Marine Controls business has been allocated to discontinued operations based on its share of net assets.

Cleaning Technologies and Other Discontinued Operations

In fiscal 2004, we completed the sale of our last Cleaning Technologies business, Alpheus Inc., to Cold Jet Inc. We were entitled to receive further consideration based on the performance of the business until 2007 and also had certain obligations to Cold Jet Inc. In fiscal 2006, an agreement was reached to settle the further consideration and cancel our outstanding obligations. Cold Jet paid us an amount of $0.2 million.

In the second quarter of fiscal 2007, we received early payment, in full, of $9.3 million in secured subordinated promissory long-term notes previously recorded in other assets. These notes, with a carrying value of $7.9 million, were received by CAE as part of the consideration for its sale in 2002 of Ultrasonics and Ransohoff. The repayment resulted in the recognition of $1.4 million of interest revenue during the second quarter due to the accretion of discounts on the long-term notes receivable. The parties have also concluded discussions regarding adjustments to working capital provisions. As a result of these discussions, we collected and recorded an additional amount of approximately $0.1 million (net of tax recovery of $0.1 million).

Also, in fiscal 2006, we incurred additional costs of $3.4 million related to our former Cleaning Technologies business mostly in connection with the revaluation of a pension liability and the reversal of an unrecognized tax asset, and recorded $0.9 million for other discontinued operations.

Forestry Systems

On May 2, 2003, we completed the sale of one of our Forestry Systems businesses to Carmanah Design and Manufacturing. We were entitled to receive further consideration based on the performance of the business. In the first quarter of fiscal 2007, a settlement was concluded and we received a payment of $0.2 million (net of tax expense of $0.1 million).

On August 16, 2002, we sold substantially all the assets of the sawmill division of Forestry Systems. We were entitled to receive further cash consideration from the sale based on operating performance of the disposed business for the three-year period from August 2002 to August 2005. In November 2005, we were notified by the buyers that, in their view, the targeted level of operating performance which would trigger further payment had not been achieved. We have completed a review of the buyers’ books and records and, in January 2006 launched legal proceedings to collect the payment that we believe is owed to us. In the fourth quarter of fiscal 2007, we recognized fees in connection with the evaluation and litigation exercise amounting to $0.9 million (net of tax recovery of $0.2 million). For fiscal 2006, the Company incurred $0.2 million (net of tax recovery of $0.1 million). In fiscal 2005, no such fees were incurred. This dispute has been referred to arbitration and is currently in the discovery of evidence phase.

CAE 2007 Q4 REPORT | 35

Long-term assets held for sale

As part of our global expansion, we announced in the third quarter of fiscal 2005 that we would be opening a new business aviation-training centre in Morris County, New Jersey. The new training centre became operational in fiscal 2007. As a result, the valuation of two redundant training centre buildings, one located in Dallas, Texas and a second located in Marietta, Georgia, were adjusted to their fair value in fiscal 2005 and reclassified as assets held for sale, and previously reported amounts have been reclassified. Also, as part of a review of our performance and strategic orientation, we decided to close our training centre located in Maastricht, Netherlands in the third quarter of fiscal 2006. As a result, the property was reclassified as an asset held for sale.

In the second quarter of fiscal 2007, we sold for $3.6 million the aggregate land and building in Dallas, Texas and Marietta, Georgia, which was previously reported as assets held for sale. As a result of this transaction, we recorded a loss on the sale of $0.2 million (net of tax recovery of $0.1 million).

In the last quarter of fiscal 2007, we sold the remaining long-term assets held for sale in Maastricht, Netherlands for $2.8 million. As a result of this transaction, we recorded a gain on the sale of $0.2 million (net of tax expense of $0.1 million).

9. BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Management and the board discuss the principal risks facing our business, particularly during the annual strategic planning and budgeting processes. These are described below. Management attempts to mitigate risks that may affect our future performance through a process of identifying, assessing, reporting and managing risks that are significant from a corporate perspective.

Length of sales cycle

The sales cycle for our products and services is long and unpredictable, ranging from six to 18 months for civil aviation applications and from six to 24 months or longer for military applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a quarter that has no corresponding revenue will affect our operating results and could increase the volatility of our share price.

Product evolution

The civil aviation and military markets we operate in are characterized by changes in customer requirements, new aircraft models (Boeing 777) and evolving industry standards such as our CAE 5000 Series recently launched. If we do not accurately predict the needs of our existing and prospective customers or develop product enhancements that address evolving standards and technologies, we may lose current customers and be unable to bring on new customers. This could reduce our revenue. The evolution of the technology could also have an impact on the value of our fleet of FFSs.

Level of defence spending

A significant portion of our revenue comes from sales to military customers around the world. In fiscal 2007, for example, sales by the SP/M and TS/M segments accounted for 45% of our revenue. We are either the primary contractor or a subcontractor for various programs by Canadian, U.S., European, and other foreign governments. If funding for a government program is cut, we could lose future revenue, which could have a negative effect on our operations. If countries we have contracts with significantly lower their military spending, there could be a material negative effect on our sales and earnings.

Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry.

While major airlines continue to face financial difficulties, we have seen a surge of new aircraft orders in 2007, which is encouraging. Most of these aircraft are destined for carriers in the Middle East and Asia.

Fluctuating prices for airplane fuel also have a material effect on the profitability of many airlines. If fuel prices remain high for a sustained period, deliveries of new aircraft could be delayed or cancelled, which would negatively affect the demand for our training equipment and services.

We are also exposed to credit risk on accounts receivable from our customers, but have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of our customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit.

Competition

We sell our simulation equipment and training services in highly competitive markets, and new entrants are emerging and positioning themselves to take advantage of a positive market outlook. Some of our competitors are larger than we are, and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects for these organizations.

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We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past.

Foreign exchange

Approximately 90% of our revenue is generated in foreign currencies and this will continue to be the case. Conversely, a smaller proportion of our operating expenses are in Canadian dollars. Any significant change in the value of the Canadian dollar will cause volatility in our results of operations, cash flow and financial condition from period to period. We have developed various cash flow hedging programs to partly offset this exposure. The Canadian dollar has also made Canada a more expensive manufacturing environment for us. If the Canadian dollar increases in value it will negatively affect our financial results and our competitive position compared to other equipment manufacturers in jurisdictions where operating costs are lower.

Doing business in foreign countries

We have operations in many countries and sell our products and services to customers around the world. Sales to customers outside Canada and the U.S. made up approximately 60% of revenue in fiscal 2007. We expect sales outside Canada and the U.S. to continue to represent a significant portion of revenue for the foreseeable future. As a result, we are subject to the risks of doing business internationally.

These include foreign exchange risk, as discussed above, and the risk that laws and regulations in host countries will change, which can have an effect on:

  the cost and complexity of using foreign representatives and consultants tariffs, embargoes, controls and other restrictions that may affect the free flow of goods, information and capital the complexities of managing and operating an enterprise and complying with laws in multiple jurisdictions general changes in economic and geopolitical conditions.

Our currency hedging activities may not successfully mitigate foreign exchange risk.

Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines are long-term agreements that run up to 20 years. While these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

ntegration risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Government-funded military programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. We may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

If we fail to comply with government regulations and requirements, we could be suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability and could have a negative effect on our reputation and ability to procure other government contracts in the future.

Research and development activities

We have carried out some of our research and development initiatives with the financial support of government agencies, including the Government of Canada through Technology Partnerships Canada and the Government of Québec through Investissement Québec. If we do not receive this financial support in the future, there is a risk that we may not be able to replace this with other assistance.

Protection of intellectual property

We rely in part on trade secrets and contractual restrictions, such as confidentiality agreements and licences, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries.

CAE 2007 Q4 REPORT | 37

Intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all.

Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

Environmental liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and our past operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on indemnities we have given may mean we have to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

We have made provisions for claims we know about and remediation we expect will be required, but there is a risk that our provisions are not sufficient.

In addition, our discontinued operations are largely uninsured against such claims, so an unexpectedly large environmental claim against a discontinued operation could reduce our profitability in the future.

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from accidents or disasters involving training equipment we have sold or aircraft for which we have provided training equipment or services. We may also be subject to product liability claims relating to equipment and services our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. These may contain defects that are difficult to detect and correct. If our products fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Regulatory rules imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. Federal Aviation Administration, could mean we have to make unplanned modifications to our products and services, cause delays and result in cancelled sales. We cannot predict the impact of changing laws or regulations might have on our operations. Any changes could have a materially negative effect on our results of operations or financial condition.

Sales or licences of certain CAE products require regulatory approvals

The sale or licence of virtually all of our products is subject to regulatory controls. These can prevent us from selling to certain countries, and require us to get an export licence or other approvals to sell certain technology such as military-related simulators or other training equipment, including military data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or license certain products to customers, which can cause a potential loss of revenue for us. Failing to comply with any of these regulations in countries where we operate could result in fines and other material sanctions.

Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skill, expertise and experience. Our compensation policy is designed to mitigate this risk.

Enterprise resource planning

We are investing time and money in a new ERP system. If the system does not operate as expected or when expected, it may be difficult for us to claim compensation or correction from the supplier. We may not be able to realize the expected value of the system and this may have a negative effect on our operations, profitability and reputation.

Integration of business acquired

The success of our acquisitions depend on our ability to cristallize synergies both in terms of broadening our product offering as well as consolidating the operations of the business acquired as part of our existing operations.

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10.	CHANGES IN ACCOUNTING STANDARDS

10.1	SIGNIFICANT CHANGES IN ACCOUNTING STANDARDS – FISCAL 2005 TO 2007

We prepare our financial statements according to Canadian GAAP as published by the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) in its Handbook Sections, Accounting Guidelines (AcG) and Emerging Issues Committee.

Stock-based compensation for employees eligible to retire before the vesting date

In the third quarter of fiscal 2007, we adopted EIC-162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. This change was required for all companies under Canadian GAAP for interim financial statements ending on or after December 31, 2006.

The abstract stipulates that the stock-based compensation expense for employees who will become eligible for retirement during the vesting period be recognized over the period from the grant date to the date the employee becomes eligible to retire. In addition, if an employee is eligible to retire on the grant date, the compensation expense must be recognized at that date. The abstract also requires us to retroactively restate prior periods.

Adopting EIC-162 had the following impact on our consolidated financial statements:

  It increased contributed surplus by $0.2 million on April 1, 2005, and decreased contributed surplus by $0.2 million on April 1, 2006.
  It resulted in a cumulative charge of $1.9 million to retained earnings on April 1, 2004, $1.6 million on April 1, 2005 and $2.9 million on April 1, 2006.
  It increased the stock-based compensation expense by $2.2 million for the fiscal year 2006 and no impact for fiscal 2005.
  It had an impact on our basic and diluted earnings per share of $0.01 for fiscal 2006, and a nil impact for fiscal 2007 and fiscal 2005.

Consolidation of variable interest entities

On January 1, 2005, we adopted AcG-15, Consolidation of Variable Interest Entities, retroactively, without restating prior periods. AcG-15 provides a framework for identifying variable interest entities (VIEs) and determining when an entity should include the assets, liabilities and results of operations of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either:

  Has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support.
  Has a group of equity owners that are unable to make significant decisions about its activities, or
  Has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

AcG-15 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is exposed to a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party is exposed to a majority of the VIE’s losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and non-controlling interests at fair value at the date the enterprise became the primary beneficiary. For variable interest entities created before AcG-15 was initially adopted, the assets, liabilities and non-controlling interests of these entities must be initially consolidated as if the entities were always consolidated based on majority voting interest. AcG-15 also requires disclosure about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

The adoption of AcG-15 on January 1, 2005 resulted in an increase in total assets, liabilities and retained earnings of $46.9 million, $43.7 million, and $3.3 million respectively and a decrease in the currency translation adjustment of $0.1 million in the fiscal 2005 consolidation financial statements.

The table below shows the impact on each item in the balance sheet as of January 1, 2005:

(amounts in millions)	Consolidated in fiscal 2005

Assets
Property, plant and equipment, net	$46.9

$46.9
Liabilities
Accounts payable and accrued liabilities	$0.6
Long-term debt (including current portion)	41.3
Future tax liabilities	1.8

$43.7
Shareholders’ equity
Retained earnings	$3.3
Currency translation adjustment	(0.1)

$46.9

CAE 2007 Q4 REPORT | 39

When we consolidated this VIE, we recognized liabilities that represent claims against the specific assets of the consolidated VIE, and not additional claims on our general assets. Assets recognized as a result of consolidating this VIE cannot be used to satisfy claims against our general assets. In addition, consolidating this VIE did not result in any change in the underlying tax, legal or credit exposure for us.

Generally accepted accounting principles and presentation of financial statements

On April 1, 2004, we adopted CICA Handbook Section 1100, Generally Accepted Accounting Principles and Section 1400, General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby reclassifying GAAP hierarchy. Section 1400 clarifies fair presentation according to GAAP and provides general guidance on financial presentation. Adopting these standards did not have any material effect on our consolidated financial statements.

Hedging relationships

On April 1, 2004, we adopted AcG-13, Hedging Relationships, and EIC-128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments on a prospective basis. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging relationships when applying hedge accounting and discontinuing the use of hedge accounting. It requires companies to document all information related to hedging relationships, including the effectiveness of the hedges. Adopting this guideline did not have a material effect on our consolidated financial statements.

Employee future benefits

On April 1, 2004, we adopted CICA Handbook Section 3461, Disclosure Requirements Employee – Future Benefits. It requires us to describe each type of plan, the date the plan assets and liabilities were valued, the effective date of the last actuarial evaluation and details of the plan assets by major category.

10.2 FUTURE CHANGES IN ACCOUNTING STANDARDS

Financial instruments – recognition and measurement hedges and comprehensive income

In January 2005, the Accounting Standards Board (AcSB) issued three new standards dealing with financial instruments: (i) Financial Instruments – Recognition and Measurement, (ii) Hedges and (iii) Comprehensive Income. These sections are required for public companies for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. These standards are based on U.S. FASB Statement 115 (Accounting for Certain Investments in Debt and Equity Securities), Statement 130 (Reporting Comprehensive Income), Statement 133 (Accounting for Derivative Instruments and Hedging Activities) and IAS 39 of the International Accounting Standards (IAS) Board (Financial Instruments – Recognition and Measurement).

CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement prescribes when a financial instrument should be recognized on the balance sheet and the method for measuring fair value or cost-based measures. It also specifies how financial instrument gains and losses should be presented.

CICA Handbook Section 3865, Hedges allows optional treatment as long as hedges are designated as either fair value hedges, cash flow hedges or hedges of a net investment in a self-sustaining foreign operation.

For a fair value hedge, the gain or loss that is attributed to the hedged risk is recognized in net income in the period of change, together with the offsetting loss or gain on the hedged item that is attributed to the hedged risk. The carrying amount of the hedged item is adjusted for the hedged risk.

For a cash flow hedge or for a hedge of a net investment in a self-sustaining foreign operation, the effective portion of the hedging item’s gain or loss is initially reported in other comprehensive income and then reclassified as net income when the hedged item affects net income.

CICA Handbook Section 1530, Comprehensive Income and amended Section 3250, Surplus (renamed Section 3251, Equity) require enterprises to present comprehensive income and its components as well as net income in its financial statements, and to present separately changes in equity during the period and components of equity, including comprehensive income, at the end of the period.

We are currently evaluating the impact of this new standard.

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Financial instrument – disclosures and presentation

In April 2005, the AcSB issued CICA Handbook Section 3861, Financial instruments – Disclosure and presentation. This section establishes standards for presentation of financial instruments and non-financial derivatives and identifies information that should be disclosed about them. This section applies to fiscal years beginning on or after October 1, 2006. In December 2006, the AcSB issued CICA Handbook Section 3862, Financial instruments – Disclosures and Section 3863, Financial instruments – Presentation. These standards revise Section 3861. Under these new sections, entities will be required to disclose information that enables users to evaluate the significance of a financial instrument to an entity’s financial position and performance. These sections apply to fiscal years beginning on or after October 1, 2007. We are currently evaluating the impact of this new standard.

Accounting changes

In 2006, the CICA has issued a new section of the CICA Handbook, Section 1506, Accounting Changes. The application of this section is required for public companies for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007. This new section establishes criteria for changes in accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors. This standard will be applied prospectively beginning April 1st, 2007. We are currently evaluating the impact of this new standard.

Capital disclosure

In December 2006, the AcSB issued Handbook Section 1535, Capital Disclosures, which establishes guidelines for the disclosure of information regarding an entity’s capital and how it is managed. This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. We are currently evaluating the impact of this new standard.

Inventories

In March 2007, the AcSB approved new Section 3031, Inventories, which will replace existing Section 3030 with the same title. The new section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The final standard is expected to be issued by mid 2007 effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. We are currently evaluating the impact of this new standard.

10.3 CRITICAL ACCOUNTING ESTIMATES

Because we prepare our consolidated financial statements according to GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses for the period reported. We regularly review the estimates as they relate to the following areas, among others:

  Accounting for long-term contracts.
  Useful lives.
  Employee future benefits.
  Income taxes.
  Impairment of long-lived assets.
  Goodwill.

Management makes these estimates based on its best knowledge of current events and actions that we may undertake in the future. Significant changes in estimates and/or assumptions could result in impairment of certain assets, and actual results could differ from those estimates.

Our critical accounting policies are those that we believe are the most important in determining its financial condition and results and require significant subjective judgment by management. We consider an accounting estimate to be critical if it requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have reasonably been used or if there are likely to be changes, from period to period, in the estimate that would have a material effect on our financial condition or results of operations.

See the Notes to the consolidated financial statements for a summary of our significant accounting policies, including the accounting policies discussed below.

Revenue recognition
Multiple-element arrangements

We sometimes enter into multiple-element revenue arrangements which may include, for example, a combination of designing, engineering and manufacturing of flight simulators, spare parts and maintenance.

CAE 2007 Q4 REPORT | 41

A multiple-element arrangement is separated into more than one unit of accounting, and applicable revenue recognition criteria is considered separately for the different units of accounting if all of the following criteria are met:

  The delivered item has value to the customer on a stand-alone basis.
  There is objective and reliable evidence of the fair value of the undelivered item (or items).
  If the arrangement includes a general right of return for the delivered item and delivery or performance of the undelivered item is likely and largely in the control of the vendor.

The allocation of the revenue from a multiple deliverable agreement is based on fair value of an undelivered item as evidenced by the price of the item regularly charged by the Company on an individual basis or on other basis’ covered by the concept of vendor-specific objective evidence as presented in the Statement of Position (SOP) 97-2, Software Revenue Recognition issued by the American Institute of Certified Public Accountants. The Company does enter into stand-alone transactions on a regular basis in regards to the sale of spare parts and maintenance arrangements, therefore the price charged when the elements are sold separately is readily available. The process for determining fair value of undelivered items, with respect to the design, engineering and manufacturing of flight simulators, entails evaluating each transaction and taking into account the unique features of each deal. The applicable revenue recognition criteria for the separated units of accounting in regards to the individual design, engineering and manufacturing of flight simulators, spare parts and maintenance elements are described below.

Long-term contracts

We recognize revenue from long-term contracts for the design, engineering and manufacturing of flight simulators using the percentage-of-completion method when there is persuasive evidence of an arrangement, when the fee is fixed or determinable, and when collection is reasonably certain. Under this method, revenue and earnings are recorded as related costs are incurred, based on the percentage of actual costs incurred to date relative to the estimated total costs to complete the contract. The cumulative effect of any revisions to cost and earnings estimates are reflected in the period in which the need for a revision becomes known. Provision for estimated contract losses, if any, are recognized in the period in which the loss is determined.

We measure contract losses by the amount the estimated total costs exceed the estimated total revenue from the contract. We record warranty provisions when revenue is recognized, based on past experience. We generally do not provide customers with a right of return or complimentary upgrade. We bill customers for post-delivery support separately and recognize revenue over the support period.

Product maintenance

We recognize revenue from maintenance contracts in earnings on a straight-line basis over the contract period. In situations where it is clear that we will incur costs other than on a straight-line method, based on historical evidence, we recognize revenue over the contract period in proportion to the costs we expect to incur in performing services under the contract.

Spare parts

Revenue from the sale of spare parts is recognized when there is persuasive evidence of an arrangement, delivery has occured, the fee is fixed or determinable and collection is reasonably assured.

Software arrangements

We also enter into software arrangements to sell, independently or in multiple-element arrangements, standalone software, services, maintenance and software customization. We recognize revenue from software arrangements according to the guidance set out in SOP 97-2 as described in more detail as follows:

(i)	Stand-alone products

Revenue from software licence arrangements that do not require significant production, modification, or customization of software, is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

(ii)	Consulting services

Revenue from direct consulting or training services that are provided to customers are recognized as the services are rendered.

(iii)	Maintenance

Maintenance and support revenues are recognized ratably over the term of the related agreements.

(iv)	Multiple-element arrangements

We sometimes enter into multiple-element revenue software arrangements, which may include any combination of software, services or training, customization and maintenance. In these instances, the fee is allocated to the various elements as previously described.

(v)	Long-term software arrangements

Revenue from fixed-price software arrangements and software customization contracts that require significant production, modification or customization of software are also recognized under the percentage-of-completion method.

42 | CAE 2007 Q4 REPORT

Training services

We recognize training services when there is persuasive evidence of an arrangement, the fee is fixed or can be determined, recovery is reasonably certain and the services have been rendered.

Income taxes

We use the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities.

This method also requires us to recognize future tax benefits, such as net operating loss carry forwards, when the realization of these benefits is more likely than not. A valuation allowance is recognized when, in management’s opinion, it is more likely than not that the future income tax assets will not be realized.

We measure future tax assets and liabilities by applying rates and laws that have been enacted or substantively enacted at the date of the consolidated financial statements for the years when we expect the temporary differences to be reversed.

We do not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

We deduct investment tax credits (ITCs) from research and development (R&D) activities from the related costs, and include them in the determination of net earnings (loss) when there is reasonable assurance that the credits will be realized. ITCs from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets, and amortization is calculated on the net amount.

We are subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities and ITC’s recoverable involves certain uncertainties in interpreting complex tax regulations, we use management’s best estimates to determine potential tax liabilities and ITCs. Differences between the estimates and the actual amount of taxes and ITCs are recorded in net earnings (loss) at the time they can be determined.

Valuation of goodwill and intangible assets

Goodwill is tested for impairment at least annually or more often if events or changes in circumstances indicate it might be impaired. We test for impairment by comparing the fair value of our reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds the fair value, we compare, in a second step, the fair value of goodwill related to the reporting unit to its carrying value, and recognize an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more generally accepted valuation techniques.

We perform the annual review of goodwill as at December 31 of each year. Based on the impairment test performed as at December 31, 2004, we concluded that a goodwill impairment charge was required. We did not determine that a charge was required following the review as at December 31, 2005 and December 31, 2006.

We account for our business combinations under the purchase method of accounting, which requires that the total cost of an acquisition be allocated to the underlying net assets based on their respective estimated fair values. Part of this allocation process requires us to identify and attribute values and estimated lives to the intangible assets acquired. This involves considerable judgment and often involves the use of significant estimates and assumptions, including those relating to future cash flows, discount rates and asset lives. Determining these values and estimates subsequently affects the amount of amortization expense to be recognized in future periods over the intangible assets estimated useful lives.

Deferred development costs

We charge research costs to consolidated earnings (loss) in the period they are incurred. We also charge development costs to consolidated earnings (loss) in the period they are incurred unless they meet all of the criteria for deferral according to CICA Handbook Section 3450, Research and Development Costs and we are reasonably assured of their recovery. We deduct government contributions for research and development activities from the related costs or assets, if they are deferred. We start amortizing development costs deferred to future periods when the product is produced commercially, and we charge the costs to consolidated earnings (loss) based on anticipated sales of the product whenever possible, over a period of up to five years using the straight-line method.

Pre-operating costs

We defer costs incurred during the pre-operating period for all new operations related to training centres. Pre-operating costs are incremental in nature and management considers them to be recoverable from the future operations of the new training centre. We no longer capitalize costs when a training centre opens. We amortize deferred pre-operating costs over a five-year period using the straight-line method.

CAE 2007 Q4 REPORT | 43

Deferred financing costs

We defer costs incurred with the issuance of long-term debt and amortize them on a straight-line basis over the term of the related debt. We amortize costs related to sale and leaseback agreements on a straight-line basis over the term of the lease.

Employee future benefits

We maintain defined benefit pension plans that provide benefits based on the length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on the plan assets, the relevant assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service life of active employees at the date of amendment.

When a curtailment arises, any unamortized past service costs associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligations is recognized as a loss or gain, net of unrecognized actuarial gains or losses. Finally, when the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

11. SUBSEQUENT EVENTS

ENGENUITY

In April 2007, the Company acquired 14,948,215 common shares of Engenuity Technologies Inc. (Engenuity) representing approximately 85.7% of the total outstanding number thereof. On May 25, 2007, the holders of common shares of Engenuity adopted a special resolution approving the amalgation of Engenuity with 4341392 Canada Inc., a wholly owned subsidiary of CAE Inc. per the amalgation agreement. As a result, Engenuity becomes a wholly owned subsidiary of CAE Inc. Engenuity develops commercial-off-the-shelf C OTS) simulation and visualization software for the aerospace and defence markets. Total consideration for this acquisition, including acquisition costs, amounted to $23.4 million in cash.

The preliminary fair value of net assets acquired are summarized as follows:

(amounts in millions)

Current assets (1)	$6.4
Current liabilities	(10.4)
Property, plant and equipment	1.5
Other assets	7.4
Intangible assets	8.7
Goodwill(2)	11.8
Long-term liabilities	(4.5)

Fair value of net assets acquired, excluding cash position at acquisition	20.9
Cash position at acquisition	2.5

Total consideration	23.4

(1)	Excluding cash on hand

(2)	This goodwill is not deductible for tax purposes

The allocation of the purchase price is based on Management’s best estimate of the fair value of assets and liabilities. Allocation involves a number of estimates as well as the gathering of information over a number of months. The allocation of the purchase price is preliminary and is expected to be completed in the near future. The net assets of Engenuity, excluding income taxes, will be included in both the Simulation Products/Military and Training & Services/Military segment.

MULTIGEN-PARADIGM INC.

In April 2007, the Company signed an agreement with Parallax Capital Partners, LLC and others to acquire MultiGen-Paradigm Inc., for approximately US$16 million in cash. The acquisition was completed in May 2007.

44 | CAE 2007 Q4 REPORT

12. CONTROLS AND PROCEDURES

The external auditor reports regularly to management on any weaknesses it finds in our internal control and these reports are reviewed by the Audit Committee.

12.1 EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO) and other members of management, so we can make timely decisions about required disclosure.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as of March 31, 2007. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2007, and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

12.2 INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the U.S Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of financial statements for external purposes in accordance with GAAP. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2007, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission C OSO), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

We implemented the first phase of our new ERP system in the TS/C segment and Management ensured that proper internal controls over financial reporting were established and maintained.

With the exception of the above mentioned, we did not make other changes to these controls this fiscal year that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

13. OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board of Directors for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

14. ADDITIONAL INFORMATION

You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

15. SELECTED FINANCIAL INFORMATION

Selected annual information for the past five years

(unaudited – amounts in millions,	2007	2006	2005	2004	2003
except per share amounts)		Restated	Restated	Restated

Revenue	$1,250.7	$1,107.2	$986.2	$938.4	$976.8
Earnings (loss) from continuing operations	129.1	69.6	(304.4)	45.5	113.9
Net earnings (loss)	127.4	63.6	(199.6)	62.1	117.2

Financial position:
Total assets	$1,956.2	$1,716.1	$1,699.7	$2,308.7	$2,356.5
Total net debt	133.0	190.2	285.8	529.6	757.1

Per share:
Basic earnings (loss) from
continuing operations	$0.51	$0.28	$(1.23)	$0.20	$0.52
Diluted earnings (loss) from
continuing operations	0.51	0.28	(1.23)	0.19	0.52
Basic net earnings (loss)	0.51	0.25	(0.81)	0.27	0.53
Diluted net earnings (loss)	0.50	0.25	(0.81)	0.27	0.53
Dividends	0.04	0.04	0.10	0.12	0.12
Shareholders’ equity	3.30	2.69	2.63	3.94	3.42

CAE 2007 Q4 REPORT | 45

Selected quarterly information

(unaudited – amounts in millions	Q1	Q2	Q3	Q4	Total
except per share amounts)	Restated	Restated

Fiscal 2007
Revenue	$301.8	280.4	331.2	337.3	1,250.7
Earnings from continuing operations	$33.0	31.3	29.7	35.1	129.1
Basic earnings per share from
continuing operations	$0.13	0.12	0.12	0.14	0.51
Diluted earnings per share from
continuing operations	$0.13	0.12	0.12	0.14	0.51
Net earnings	$32.4	31.0	29.7	34.3	127.4
Basic earnings per share	$0.13	0.12	0.12	0.14	0.51
Diluted earnings per share	$0.13	0.12	0.12	0.14	0.50
Average number of shares
outstanding (basic)	250.8	251.0	251.2	251.4	251.1
Average exchange rate, U.S. dollar
to Canadian dollar	$1.12	1.12	1.14	1.17	1.14

Fiscal 2006 (Restated)
Revenue	$266.0	280.3	276.6	284.3	1,107.2
Earnings from continuing operations	$20.1	17.6	17.3	14.6	69.6
Basic earnings per share from
continuing operations	$0.08	0.07	0.07	0.06	0.28
Diluted earnings per share from
continuing operations	$0.08	0.07	0.07	0.06	0.28
Net earnings	$20.1	16.9	17.4	9.2	63.6
Basic earnings per share	$0.08	0.07	0.07	0.04	0.25
Diluted earnings per share	$0.08	0.07	0.07	0.04	0.25
Average number of shares
outstanding (basic)	248.8	249.8	250.2	250.5	249.8
Average exchange rate, U.S. dollar
to Canadian dollar	$1.24	1.20	1.17	1.15	1.19

Fiscal 2005 (Restated)
Revenue	$230.9	235.1	257.5	262.7	986.2
Earnings (loss) from continuing operations	$18.4	13.0	(345.4)	9.6	(304.4)
Basic earnings (loss) per share from
continuing operations	$0.07	0.05	(1.40)	0.04	(1.23)
Diluted earnings (loss) per share from
continuing operations	$0.07	0.05	(1.40)[1]	0.04	(1.23)
Net earnings (loss)	$23.8	14.2	(346.7)	109.1	(199.6)
Basic earnings (loss) per share	$0.10	0.06	(1.40)	0.44	(0.81)
Diluted earnings (loss) per share	$0.10	0.05	(1.40)	0.44	(0.81)
Average number of shares
outstanding (basic)	246.7	246.8	247.0	247.8	247.1
Average exchange rate, U.S. dollar
to Canadian dollar	$1.36	1.31	1.22	1.23	1.28

1The effect of stock options potentially exercisable on loss per share from continuing operations was anti-dilutive; therefore, basic and diluted loss per share from continuing are the same.

46 | CAE 2007 Q4 REPORT

Selected segment information (annual)

(unaudited – amounts in millions
except operating margin)		Simulation Products			Training & Services				Total

	2007	2006	2005	2007	2006	2005	2007	2006	2005
		Restated	Restated		Restated	Restated		Restated	Restated

Civil
Revenue	$348.1	$257.0	$213.4	$336.9	$322.3	$306.8	$685.0	$579.3	$520.2
Segment operating income	60.4	29.9	7.8	64.3	57.1	39.8	124.7	87.0	47.6
Operating margins (%)	17.4	11.6	3.7	19.1	17.7	13.0	18.2	15.0	9.2

Military
Revenue	$357.5	$327.4	$278.9	$208.2	$200.5	$187.1	$565.7	$527.9	$466.0
Segment operating income	39.1	27.0	26.5	33.7	18.7	20.8	72.8	45.7	47.3
Operating margins (%)	10.9	8.2	9.5	16.2	9.3	11.1	12.9	8.7	10.2

Total
Revenue	$705.6	$584.4	$492.3	$545.1	$522.8	$493.9	$1,250.7	$1,107.2	$986.2
Segment operating income	99.5	56.9	34.3	98.0	75.8	60.6	197.5	132.7	94.9
Operating margins (%)	14.1	9.7	7.0	18.0	14.5	12.3	15.8	12.0	9.6

						Other	(8.1)	(28.7)	(467.8)

						EBIT	$189.4	$104.0	$(372.9)

Selected segment information (fourth quarter ending March 31)

(unaudited – amounts in millions
except operating margin)		Simulation Products			Training & Services				Total

		2007	2006		2007	2006	2007		2006
			Restated			Restated			Restated

Civil
Revenue		$97.6	$78.0		$91.7	$81.1		$189.3	$159.1
Segment operating income		15.3	9.3		21.3	14.9		36.6	24.2
Operating margins (%)		15.7	11.9		23.2	18.4		19.3	15.2

Military
Revenue		$92.2	$77.5		$55.8	$47.7		$148.0	$125.2
Segment operating income		9.5	6.8		6.1	3.2		15.6	10.0
Operating margins (%)		10.3	8.8		10.9	6.7		10.5	8.0

Total
Revenue		$189.8	$155.5		$147.5	$128.8		$337.3	$284.3
Segment operating income		24.8	16.1		27.4	18.1		52.2	34.2
Operating margins (%)		13.1	10.4		18.6	14.1		15.5	12.0

						Other		1.1	(25.1)

						EBIT		$53.3	$9.1

CAE 2007 Q4 REPORT | 47